SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

ATTUNITY LTD
(Name of Registrant)

Einstein Building, Tirat Carmel, Haifa, Israel 39101
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

ATTUNITY LTD

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6-K Items

1. Attunity Ltd Annual Report on Form 20-F for the year ended December 31, 2002.

Item 1

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: No. 0-20892

ATTUNITY LTD

(Exact name of Registrant as specified in its charter and translation of Registrant's Name into English)

Israel

(Jurisdiction of incorporation or organization)

Einstein Building, Tirat Carmel, Haifa, 39101, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, NIS 0.1 Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.1 per share
as of December 31, 2002..........................14,767,432

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No ___

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ___ Item 18 _X_

This Report on Form 20-F is incorporated by reference into our Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

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TABLE OF CONTENTS

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The statements contained in this annual report that are not purely historical are forward-looking statements. Such forward-looking statements also include statements in Item 4 – "Information on the Company" and Item 5 – "Operating and Financial Review and Prospects." These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth in this annual report. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following selected consolidated financial data for and as of the five years ended December 31, 2002 are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 have been derived from audited consolidated financial statements not included in this Annual Report and have also been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to "Operating and Financial Review and Prospects" and our consolidated financial statements included elsewhere in this Annual Report.

Income Statement Data:

	Year ended December 31,				
	1998	1999	2000	2001	2002
	(U.S. dollars in thousands, except per share data)				
Revenues	$ 14,900	$ 20,507	$ 18,671	$ 16,869	$ 17,455
Cost of revenues	5,332	7,322	8,345	8,451	6,003
Gross profit	9,568	13,185	10,326	8,418	11,452
Research and development costs, net (1)	2,272	2,476	3,559	3,982	2,023
Selling and marketing expenses	7,012	8,544	11,992	12,120	5,585
General and administrative expenses	1,960	2,533	5,463	3,829	1,509
Impairment of investment and other assets	--	--	6,090	2,658	--
Restructuring and other non-recurring charges	--	--	--	1,326	1,708
In-process research and development write-off	--	--	12,997	--	--
Operating profit (loss)	(1,676)	(368)	(29,775)	(15,497)	627
Financial income, net	252	160	416	48	141
Taxes on income (tax benefit)	--	188	(200)	402	264
Profit (loss) from continuing operations	(1,424)	(396)	(29,159)	(15,851)	504
Earnings from discontinued operations of a segment, net of taxes	--	--	82	--	--
Gain (loss) on disposal of segment	--	--	(2,224)	220	--
Gain (loss) from discontinued operations	--	--	(2,142)	220	--
Net profit (loss)	$ (1,424)	$ (396)	$(31,301)	$(15,631)	$ 504
Basic and diluted net earnings (loss) per share from continuing operations	$ (0.17)	$ (0.05)	$ (2.96)	$ (1.36)	$ 0.03
Basic and diluted net earnings (loss) per share from discontinued operations	$ --	$ --	$ (0.22)	$ 0.02	$ --
Basic and diluted net earnings (loss) per share	$ (0.17)	$ (0.05)	$ (3.18)	$ (1.34)	$ 0.03
Number of shares used to compute diluted earnings (loss) per share	8,157	8,365	9,844	11,668	14,725

(1) Total research and development costs are offset in part by royalty-bearing grants and the capitalization of certain computer software development costs.

Balance Sheet Data:

	December 31,				
	(U.S. dollars in thousands)				
	1998	1999	2000	2001(*)	2002
Working capital	$ 6,582	$ 7,636	$ 6,983	$ (142)	$ 667
Total assets	26,971	27,209	33,506	21,294	21,484
Short-term debt, including current maturities of long-term debt	607	140	260	405	380
Long-term debt, less current maturities	96	93	268	211	55
Shareholders' equity	17,735	19,516	23,977	12,325	13,080

(*) Reclassified

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. Risk Factors

Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risk Factors Relating to Our Company

We have a history of operating losses.

Although we recorded an operating profit of $0.6 million in the fiscal year ended December 31, 2002, after incurring operating losses in each of the preceding four years, we can not assure you that we will be able to continue to operate profitably in the future.

Our operating results fluctuate significantly.

Our quarterly results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. Our future operating results will depend on many factors, including, but not limited to, the following:

- the size and timing of significant orders and their fulfillment;
- demand for our products;
- changes in our pricing policies or those of our competitors;
- the number, timing and significance of product enhancements;
- new product announcements by us and our competitors;
- our ability to successfully market newly acquired products and technologies;
- our ability to develop, introduce and market new and enhanced products on a timely basis;
- changes in the level of our operating expenses;
- budgeting cycles of our customers;
- customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;
- product life cycles;
- software bugs and other product quality problems;
- personnel changes;
- changes in our strategy;

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- seasonal trends and general domestic and international economic and political conditions, among others;

- currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

- the assurance of success in marketing new products or technologies.

Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be adversely affected by these or other factors.

Revenues are also difficult to forecast because our sales cycle, from initial evaluation to purchase, is lengthy and varies substantially from customer to customer. We typically ship product orders shortly after receipt and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's revenues. As a result, license revenues in any quarter depend substantially on orders booked and shipped in that quarter.

Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance. Although we have experienced revenue growth in the past, we may not be able to sustain this growth rate, and you should not consider such past growth indicative of future revenue growth, or of future operating results.

We may need to raise additional capital in the future, which may not be available to us.

Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, and the payment terms offered to our customers. We anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until December 31, 2003, but we may need to raise additional funds in the next twelve months for a number of uses, including:

- working capital and operating activities;

- implementing marketing and sales activities for our products and services;

- maintaining and expanding research and development programs;

- expanding investment in fixed assets; and

- hiring additional qualified personnel.

We may not be able to obtain additional funds on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

- develop new products;

- enhance our existing products;
- remain current with evolving industry standards;
- take advantage of future opportunities; or
- respond to competitive pressures or unanticipated requirements.

Any equity or debt financings, if available at all, may cause dilution to our then-existing shareholders. If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our ordinary shares would decrease and the percentage ownership of then current shareholders would be diluted.

Our operating results vary quarterly and seasonally.

We have often recognized a substantial portion of our revenues in the last quarter of the year and in the last month, or even weeks or days, of a quarter. Our expense levels are substantially based on our expectations for future revenues and are therefore relatively fixed in the short term. If revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

Our operating results reflect seasonal trends and we expect to continue to be affected by such trends in the future. We expect to continue to experience relatively higher sales in the first and second quarters of the year and relatively lower sales in the third quarter ending September 30, as a result of reduced sales activity in Europe during the summer months. Due to the foregoing factors, in some future quarter our operating results may be below the expectations of public market analysts and investors. In such event, it is likely that the price of our ordinary shares would be materially adversely affected.

We may not succeed in penetrating the e-Business integration market.

We may not have the resources, skills and product offerings that will be required to successfully penetrate the market for e-Business integration software. To succeed in this market, we will need to:

- develop expertise in marketing and selling business process integration technology;
- develop and cultivate new sales channels to market our products to prospective customers;
- hire, train and integrate additional technical and sales personnel; and
- effectively establish, strengthen and support relationships with end-users.

Our success in selling legacy integration software is dependent on the growth of demand for web enablement of legacy data and applications.

Our success in selling legacy integration software is dependent in large part upon the continued growth of the use of the Internet. Because the use of the Internet for e-Business and other applications is evolving, we cannot predict with any certainty that such use will continue to grow in the long term. If the use of the Internet does not continue to grow, the marketing of our legacy integration software will not succeed.

We are subject to risks associated with international operations.

We are based in Israel and generate a large percentage of our sales outside the United States. Our sales in the United States accounted for 48.4%, 45.0% and 40.2 % of our total revenues for the years ended December 31, 2000, 2001 and 2002, respectively. Although we continue to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be adversely affected.

International operations are subject to inherent risks, including the following:

- the impact of possible recessionary environments in multiple foreign markets;
- longer receivables collection periods and greater difficulty in accounts receivable collection;
- unexpected changes in regulatory requirements;
- difficulties and costs of staffing and managing foreign operations;
- reduced protection for intellectual property rights in some countries;
- potentially adverse tax consequences; and
- political and economic instability.

We cannot be certain that we, our distributors or our resellers will be able to sustain or increase revenues from international operations or that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, our business, operating results and financial condition.

We may be adversely affected by fluctuations in currency exchange rates. While our revenues are generally denominated in United States dollars, the Euro and British Pound, a significant portion of our expenses are incurred in NIS. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to so do or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales and, consequently our business, operating results and financial condition.

We are subject to risks relating to proprietary rights and risks of infringement.

We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We try to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. It is possible that others will develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. It is difficult to police the unauthorized use of our products, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

We are not aware that we have infringed any proprietary rights of third parties. It is possible, however, that third parties will claim that we have infringed upon their intellectual property rights. We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

- result in costly litigation;
- divert management's attention and resources;
- cause product shipment delays; or
- require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

If there is a successful claim of product infringement against us and we are not able to license the infringed or similar technology, our business, operating results and financial condition would be materially adversely affected.

We rely on maintenance revenues from customers using legacy CorVision® and Mancal 2000 software.

A significant portion of our revenues derives from annual maintenance payments made by customers who use CorVision® and Mancal 2000 which are both legacy software products. In 2000, 2001 and 2002, these revenues on a consolidated basis totaled $3.3 million, $3.0 million and $2.6 million respectively. Some of these customers may replace these legacy products with more state-of-the-art products from other vendors and, as a result, discontinue use of these products. This would result in a reduction in our maintenance revenues and adversely affect our operating results.

Our products have a lengthy sales cycle.

Our customers typically use our products to deploy applications that are critical to their business. As a result, the licensing and implementation of our products generally involves a significant commitment of attention and resources by prospective customers. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us. Our sales cycle can be further extended for sales made through third party distributors. Delay in the sales cycle of our products could result in significant fluctuations in our quarterly operating results.

Rapid technological change may adversely affect the market acceptance of our products and services.

We compete in a market that is characterized by rapid technological change. The introduction of new technologies could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Any future success will depend upon our ability to address the increasingly sophisticated needs of our customers by:

- supporting existing and emerging hardware, software, databases and networking platforms; and
- developing and introducing new and enhanced applications that keep pace with such technological developments, emerging new markets and changing customer requirements.

Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to litigation.

Despite testing by us, errors may be found in our software products. If defects are discovered, we may not be able to successfully correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation. Although our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions, and we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim. We currently do not carry product liability insurance.

We are dependent on our senior management. Any loss of the services of our senior management would negatively affect our business.

Our future success depends to a large extent on the continued services of our senior management and key personnel. Any loss of the services of members of our senior management or other key personnel would negatively affect our business.

Our results may be adversely affected by competition.

The market for our software products is fragmented and is intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continued growth and competition in the software products market and, consequently, the entrance of new competitors into the market. Our existing and potential competitors may be able to develop software products and services that are as effective as, or more effective or easier to use than those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

We may be unsuccessful in our appeal of a lower court's decision in the Special Situation Funds litigation.

In September 2002, an action was filed by Special Situations Fund III L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Technology Fund, L.P., major investors in the company, seeking approximately $600,000 in damages under a breach of contract claim. On March 28, 2003, a jury in New York entered a verdict against us, awarding the plaintiffs damages in the amount of approximately $603,000, plus interest and costs, $810,000 as of December 2002. On April 29, 2003, we appealed the decision to the Supreme Court of New York, Appellate Division, First Department. On May 13, 2003 we posted a bond in the full amount of the judgment. There can be no assurance that we will be successful in our appeal.

We may not succeed in implementing our business plans in South East Asia due to SARS.

The continuing threat of severe acute respiratory syndrome, or SARS, has caused a downturn in the South East Asian economy. As a result our operations in Asia might be significantly impacted.

We do not intend to pay cash dividends.

Our policy is to retain earnings for use in our business and, for this reason, we do not intend to pay cash dividends on the ordinary shares in the foreseeable future.

Risk Factors Relating to Our Operations in Israel

Conducting business in Israel entails special risks.

We are incorporated under the laws of, and our executive offices and research and development facilities are located in, the State of Israel. Although most of our sales are made to customers outside Israel, we are nonetheless directly affected by the political, economic and military conditions affecting Israel. Conducting business in Israel entails special risks. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any additional peace agreements with such countries or with Syria or Lebanon. Since September 2000, Israel and the Palestinians have been engaged in violent conflict, which has included numerous lethal suicide attacks in Israel. In response, the Israeli Army has taken control of most Palestinian-controlled cities and many towns and refugee camps. The continued hostilities between the Palestinian community and Israel and the failure to settle the conflict has had and continues to have a material adverse effect on the Israeli economy and a material adverse effect on our business and us. Further expansion of hostilities might require more widespread military reserve service by some of our employees, which may have a material adverse effect on our business. Following conclusion of the war in Iraq, the United States published a "road map" for peace between Israel and the Palestinians and a summit took place on June 4, 2003 in Jordan between President Bush, Prime Minister Sharon and the Palestinian Prime Minister Mahmoud Abas after which the leaders expressed their conviction to end the violence and to implement the "road map." There can be no assurance that the "road map" will be implemented or that hostilities between Israel and the Palestinians will cease or be reduced.

Due to significant economic measures proposed by the Israeli Government, there have been several strikes and work stoppages during April and May 2003, which culminated in a three day general strike, including all banks, airports and ports, in May 2003. These strikes have had an adverse effect on the Israeli economy and on our ability to carry on our business undisturbed. Following the passing by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and us.

Many of our directors, officers, employees and professional service providers are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Our financial results may be adversely affected by inflation and currency fluctuations.

Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse affect on our results of operations. A significant portion of our expenses are paid in NIS (primarily salaries) and are influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar. We believe that the rate of inflation in Israel has not had a material adverse effect on our business to date. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. Over time, the NIS has been devalued against the dollar, generally reflecting inflation rate differentials. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will not enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

We cannot guarantee continuation of government programs and tax benefits.

We have in the past received certain Israeli government grants and tax benefits. To remain eligible for these grants and tax benefits, we must continue to meet certain conditions, including making some specified investments in fixed assets. If we fail to comply with these conditions in the future, the benefits we receive could be canceled and we may have to refund payments previously received under these programs (with interest and linkage differentials) or pay certain taxes. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all. If these programs and tax benefits are ended, our business, financial condition and results of operations could be negatively affected.

We may be adversely affected by tax reform in Israel.

On July 24, 2002, Amendment 132 to the Israeli Tax Ordinance (the "Amendment") was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees income. The material consequences of the amendment applicable to our company include, among other things, imposing a tax upon all income of Israeli residents, individuals and corporations, regardless of the territorial source of the income and certain modifications in the qualified taxation tracks of employee stock options.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers and the Israeli experts named herein, many of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since a substantial portion of our assets, almost all of our directors, some of the officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States. There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

Risk Factors Relating to Our Ordinary Shares

Our share price has been volatile in the past and may decline in the future.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

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- quarterly variations in our operating results;
- operating results that vary from the expectations of securities analysts and investors;
- changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
- announcements of technological innovations or new products by us or our competitors;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- changes in the status of our intellectual property rights;
- announcements by third parties of significant claims or proceedings against us;
- additions or departures of key personnel;
- future sales of our ordinary shares; and
- stock market price and volume fluctuations.

Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

We may be delisted from the Nasdaq National Market if we fail to meet listing maintenance requirements.

Pursuant to the current Nasdaq National Market listing maintenance requirements, in order to maintain the listing of our ordinary shares, the minimum bid price of our shares must be $1.00 and the minimum value of our public free float must be $10.0 million. On February 13, 2003, we were advised by the staff of the Nasdaq Stock Market that our shares had fallen below Nasdaq's National Market continued listing standard relating to minimum share price since the closing bid price for our shares had closed below the minimum of $1.00 for 30 consecutive trading days. On May 6, 2003, we were notified that we have regained compliance with Nasdaq's National Market maintenance requirements.

We cannot assure you that we will be able to comply with Nasdaq National Market listing maintenance requirements in the future. Should we fail to meet such requirements, our

19

ordinary shares may be delisted from the Nasdaq National Market and transferred to the either Nasdaq SmallCap Market or to the OTC bulletin board.

Anti-takeover provisions could negatively impact our shareholders.

Some of the provisions of Israeli law could:

- discourage potential acquisition proposals;
- delay or prevent a change in control over us; and
- limit the price that investors might be willing to pay in the future for our ordinary shares.

Generally, under Israeli corporate law, a merger must be approved by the board of directors and the shareholders of each of the merging companies. If the share capital of the non-surviving company consists of more than one class of shares, the approval of each class is also required. Approval of a merger requires a majority of shareholders present and voting at a meeting. In certain cases, court approval is also required. Under the Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar. The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. These rules do not apply if the acquisition of all the outstanding shares of a company is made by means of a merger. Regulations promulgated under the Companies Law provide that, generally, these provisions do not apply to companies whose shares are listed for trading outside of Israel. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the Israeli Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

Finally, Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his or her shares in us for shares in a foreign corporation to immediate taxation.

These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition involving our company. This could prevent a change of control in our company and depress the market price of our ordinary shares that might otherwise rise as a result of such change of control.

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ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Historical Background

We were incorporated under the laws of the State of Israel in 1988 as I.S.G. Software Industries Ltd. for an indefinite term and began operations in 1989 when we acquired the marketing and certain ownership rights to two software products from a corporation wholly owned by our Chairman, Mr. Arie Gonen. We changed our name to ISG International Software Group Ltd. in 1992 and we changed our name to Attunity Ltd in October 2000.

We have subsidiaries in Israel, the United States, the United Kingdom, France, Australia, Singapore and Hong Kong (PRC). Our executive headquarters are located at Einstein Building, Tirat Carmel, Haifa, Israel 39101, telephone number (972)-4-855-9666. Our United States-based subsidiary, Attunity Inc., maintains its principal offices at 40 Audubon Road, Wakefield, Massachusetts 01880, telephone number (781) 213-5200. Our address on the internet is http://www.attunity.com. The information on our website is not incorporated by reference into this annual report.

During 2001, we implemented a restructuring plan. In accordance with such plan, we reduced the number of our employees by 30 persons, a 16% reduction from our September 2001 level of 190 employees, and decreased salaries by 20% on average.

B. BUSINESS OVERVIEW

We market software products for legacy integration. Our principal product is Attunity Connect™. We also provide consulting, maintenance and other related services for our products including maintenance services to our legacy products: CorVision® - an application generator, APTuser® - a database retrieval and production report generator, and Mancal 2000 - a logistics and financial application software package.

Products and Services

- Attunity Connect™ - for universal data and application access.
- Attunity BPI™ (in development) – for service-oriented process creation and management across the extended enterprise.
- CorVision® - an application generator for enterprise applications.
- APTuser® - a production report generator.
- Mancal 2000 – a financial and logistic application software.

Attunity Connect™

Attunity Connect™ enables IT departments, software developers, systems integrators, OEMs and others to transparently access a wide array of data sources and applications on many major computing platforms and is optimized for distributed enterprise-wide deployment. Support of TCP/IP and its distributed architecture add the capability for transparent networking. Attunity Connect™ offers both relational (SQL) and object-based (J2EE CA) data views. Users may employ the models separately, or in combination, without regard to the underlying data source or computing platform on which they reside. This is achieved through standard programming interfaces including ODBC, OLE DB, MS ADO, JDBC, XML and J2EE CA.

Attunity Connect™ Features

- Attunity Connect™ accesses different data sources transparently using standard interfaces;
- Attunity Connect™ promotes an expanded data model extending SQL to address heterogeneous databases that span pre-relational, relational, and post-relational models; and
- Attunity Connect™ provides the ability to integrate object-based data using the Attunity Application Framework, or AAF, through Sun Microsystems's J2EE Connector Architecture (JCA).

Market requirements addressed

Attunity Connect™ addresses today's most demanding enterprise data access requirements for:

- seamless, native data access to heterogeneous databases: pre-relational, relational, and post-relational;
- integration of a vast array of data sources through either relational (SQL) or object-based access (J2EE CA) or a combination of both;
- a total, integrated, industrial-strength solution for handling and optimizing both data access and connectivity; and
- allowing businesses to integrate their existing legacy systems into web-based and e-Business applications.

Attunity BPI™

Attunity BPI™ provides users with the ability to transform legacy data and programs into dynamic reusable services. Attunity BPI™ includes Attunity Process Designer and Attunity Process Server. Process Designer is the graphical user interface that allows users to "draw" their business processes. Process Server executes the processes. Attunity BPI processes are presented as XML documents assuring easy transport, independence of platforms and ease of integration and collaboration. Attunity BPI™ enables processes to be distributed over a TCP/IP, LAN, WAN or Internet network. Attunity BPI™ supports transport protocols including RMI, CORBA, COM/DCOM, HTTP, SMTP and native sockets. The ability to create, integrate and manage Web-services is inherent in the architecture of Attunity BPI™ through its support of standards such as SOAP and UDDI. Process security is addressed through the support for standards including X.509, SSL3, HTTP/S, MIME/S, public keys and digital certificates.

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CorVision®

CorVision® is an application generator tool that runs on Digital VAX computers under the Open VMS operating system and allows developers to use either terminals or a Client/Server Windows application connected to VAX computers.

APTuser®

APTuser® is a production report generator able to access data residing in different databases and file managers such as Oracle, Ingres, Informix, Sybase, Rdb, Adabas, RMS and C-ISAM. APTuser® is able to generate combined reports, which access all of these files and databases concurrently. APTuser® is available for OpenVMS, HP/UNIX, IBM AIX, Data General Aviion and SUN Solaris operating systems.

Mancal 2000

Mancal 2000 is a comprehensive financial and logistics software application package developed to address the accounting and material management requirements of large organizations.

Customer Support Services

We provide the following direct support services to our customers:

- Hot-line support,
- Training, and
- Professional services.

Hot-line Support. We provide technical advice and information on the use of our products. Our hot-line support is also responsible for publishing technical bulletins and distributing new versions of software and program "patches." We have hot-line operations in the United States, Israel, France, the United Kingdom, Hong Kong and Australia.

Training. We provide classroom and on-site training in the use of our products. The course curriculum includes product use education, software development methodologies and system management. Our customers receive documentation that includes user manuals, reference manuals, tutorials, installation guides and release notes.

Professional Services. We provide consulting services to enable customers to use our products efficiently and effectively.

Sales and Marketing

Distribution Channels. Our products and services are sold through both direct and indirect channels, including distributors and value-added resellers, or VARs. We maintain direct sales operations in Israel, the United States, France, the United Kingdom, Australia and Hong Kong. We do business in Japan, Korea, Taiwan and Singapore through independent direct software sales agents. Our field force is comprised of 13 persons in North America, 16 persons in

Europe, the Middle East and Africa, and 10 persons in Asia Pacific. We have indirect sales operations for Attunity Connect™ including hardware vendors and resellers, database and other data source vendors.

We have non-exclusive distribution and reseller agreements for Attunity Connect™ with Oracle, HP and others.

Customers

Our products are sold to large corporations and governmental and public institutions with in-house IT staffs. The following table provides a breakdown by geographical area of our revenues, including maintenance revenues, during the last three fiscal years:

	2000	2001	2002
		(in thousands)	
Israel	$ 3,231	$ 2,761	$ 2,576
United States	9,037	7,589	7,025
Europe	5,001	4,012	4,950
Asia	889	1,212	1,064
South America	-	1,066	1,500
Other	513	229	340
Total	$18,671	$16,869	$17,455

Competition and Pricing

The markets in which we compete are intensely competitive. Competition is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software product providers, many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continued growth and competition and, consequently, the entrance of new competitors into the market. Our existing and potential competitors may be able to develop software products and services that are as effective as, or more effective or easier to use, than those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. We believe that the prices for our products compare favorably with those of competing products.

Intellectual Property Rights and Software Protection

We do not hold any patents and rely upon a combination of security devices, copyrights, trademarks, trade secret laws and contractual restrictions to protect our rights in our products. Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names. In addition, our employees and independent contractors are generally required to sign non-disclosure agreements.

We have obtained trademark registrations for CorVision®, CorVision Workbench, and Builder, and have applied for trademark registration for Attunity, Attunity Connect™ and Attunity BPI™ in the United States. The use and registration rights of our trademarks do not ensure that we have superior rights over other third parties that may have registered or used identical related marks on related goods or services. We believe that copyright protection, which generally applies whether or not a license agreement exists, is sufficient to protect our rights in our products. Our policy is for our customers to sign non-transferable software licenses providing contractual protection against unauthorized use of the software.

Preventing the unauthorized use of software is difficult, and unauthorized software use is a persistent problem in the software industry. However, we believe that, because of the rapid pace of technological change in the software industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services provided by us.

C. ORGANIZATIONAL STRUCTURE

Our wholly owned subsidiaries act as marketing and customer service organizations in the countries where they are incorporated and for neighboring countries. The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Attunity Inc.	United States	100%
Attunity (UK) Limited	United Kingdom	100%
Attunity France	France	100%
Attunity Australia	Australia	100%
Attunity Hong Kong Limited	Hong-Kong (PRC)	100%
Attunity Singapore PTE Ltd	Singapore	100%
Bridges for Islands, Ltd.	Israel	100%
Attunity Israel (1992) Ltd.	Israel	100%
Attunity Software Services Ltd.	Israel	98.8%

D. PROPERTY, PLANTS AND EQUIPMENT

Our executive offices and research and development facilities are located at Einstein Building, Tirat Carmel, Haifa, Israel 39101, where we occupy 9,800 square feet. The premises are occupied under a lease which terminates on December 31, 2003. We have an option to extend the lease period for two consecutive periods of two years each. Our Herzliya marketing and sales offices constituting approximately 5,700 square feet, is occupied under a lease which expires on October 30, 2005. Our subsidiary Attunity Software Services Ltd., (formerly known as Meyad), or Attunity Software, operates out of a 5,200 square-feet facility in Moshav Ya'ad (Galilee). The lease for the facility used by Attunity Software expires on December 31, 2003 and Attunity Software has an option to extend the lease period for an additional period of two years. Our annual rental cost for all of our facilities in Israel was approximately $280,000 in 2002.

In April 2002 we leased approximately 6,137 square feet of office space at 40 Audubon Road, Wakefield, MA 01880 at an annual rental fee of $97,885. The lease expires in June 2005. Our offices were previously located in a 28,783 square foot facility in Burlington, Massachusetts. We are currently attempting to negotiate the termination of the lease for the Burlington site which expires in August 2005 and has an annual rental of approximately $859,000.

The aggregate annual rent for our sales and service offices in Hong Kong; Shanghai, the People's Republic of China; Sydney, Australia; Reading, England and Paris, France was approximately $268,000 in 2002.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis should be read in conjunction with our Financial Statements and notes thereto included elsewhere in this Report.

We maintain our books and records in Israeli currency in compliance with statutory requirements and in United States dollars, or dollars. Approximately 85% (49% in dollars) of our revenues in 2002 and approximately 84% (51% in dollars) of our revenues in 2001 were derived outside of Israel and received in currencies other than the New Israeli Shekel, or NIS. In addition, a substantial portion of our costs is incurred in dollars. In view of the foregoing, our management considers the dollar to be the currency of the primary economic environment in which we operate and therefore, our functional operating and reporting currency. Transactions denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board, "Foreign Currency Translation." The functional currency of each of our non-U.S. foreign subsidiaries and our Israeli subsidiaries has been determined to be their respective local currency, and therefore, other than with respect to our subsidiaries in the United States, our assets and liabilities are translated at year-end exchange rates and income statement items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of shareholders' equity, accumulated other comprehensive income (loss).

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standard Board, or FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that ended after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. We do not expect the adoption of FIN No. 45 to have a material impact on our results of operations or financial position.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including, but not limited to those related to revenue recognition, bad debts and intangible assets. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates.

The following critical accounting policies, among others described in note 2 to our financial statements, are the basis for our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition. We generate revenues from licensing the rights to use our software products directly to end-users and indirectly through sub-license fees from distributors. We also generate revenues from sales of professional services, including consulting, implementation, project and training and maintenance. Revenues from software license agreements are recognized upon delivery of the software when collection is probable; all license payments are due within one year; the license fee is otherwise fixed or determinable; no significant obligations with regard to implementation remain; and persuasive evidence of an arrangement exists.

Bad debt allowance. An allowance for doubtful accounts is determined with respect to those specific amounts that our management has determined to be doubtful accounts.

Intangible assets. Goodwill that resulted from transactions before June 2001 is amortized using the straight-line method over the estimated useful life, which is 7 to 10 years until December 31, 2001. SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of our company reporting unit with its carrying value. Fair value was determined using discounted cash flows, market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of future cash flows and estimates of market multiples for the reportable unit.

Research and Development Expenses. Research and development costs, are charged to income as incurred before technological feasibility is established. Based on our product development process, technological feasibility is established upon completion of a detailed program design. Costs that are incurred between completion of a detailed program design and the point at which the product is ready for general release are capitalized according to the principles set forth in SFAS Statement No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalized software costs are amortized on a product by product basis commencing with general product release by the amount computed using the straight-line method over the estimated useful life of the product (five years), and are included in costs of revenues. At each balance sheet date, we assesses the recoverability of this

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intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis.

Contingencies. We are, from time to time, subject to proceedings and other claims related to employees, an alleged lease agreement and other matters. We are required to assess the likelihood of any outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Deferred Taxes. We record a valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Exit Disposal Activities. We were early adapters of Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit Disposal Activities" ("SFAS No. 146"), which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. We recognized a one-time charge of $290,000 related to the costs that will continue to be incurred under the Burlington, Massachusetts lease agreement for its remaining term, without economic benefit to our company. The one-time charge was measured at its fair value at the date we ceased to use the facility, based on the future remaining lease payments, reduced by estimated sublease rentals that could be reasonably obtained for those facilities.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2000, 2001 and 2002, including the following table, which presents selected financial information as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report:

	2000	2001	2002
Revenues:			
Software licenses	42%	40%	40%
Maintenance	24	27	34
Services	34	33	26
Total revenues	100	100	100
Cost of revenues:			
Software licenses	11	15	11

Maintenance	5	6	4
Services	29	29	19
Total cost of revenues	45	50	34
Gross profit	55	50	66
Research and development, net	19	24	12
Selling and marketing	64	72	32
General and administrative	29	22	9
Impairment of investment	33	16	-
Restructuring and other non recurring charges	-	8	10
In process research and development write-off	69	-	-
Operating profit (loss)	(159)	(92)	3
Financial income, net	2	0	1
Taxes on income (tax benefit)	1	2	1
Profit (loss) from continuing operations, net of taxes	(156)	(94)	3
Earnings from discontinued operations of a segment, net of taxes	-	1	-
Gain (loss) on disposal of segment	(12)	1	-
Gain (loss) from discontinued operations	(12)	-	-
Net profit (loss)	(168)%	(93)%	3%

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Revenues. Our revenues are derived primarily from software licenses, maintenance and services, including service center income, project development, maintenance and support. Total revenues increased 3.5% to $17.5 million in 2002 from $16.8 million in 2001. This increase is mainly attributable to a 9% increase in revenues from software licenses, which increased to $6.9 million in 2002 from $6.3 million in 2001.

Cost of Revenues. Cost of revenues consists primarily of (i) production costs including media, packaging, freight and documentation, (ii) amortization of capitalized software development costs, (iii) certain royalties and licenses payable to third parties and to the Office of the Chief Scientist of the Ministry of Industry and Trade, or the Chief Scientist, and (iv) support costs. Our cost of revenues decreased 29.4% to $6.0 million in 2002 from $8.5 million in 2001 primarily due to the decrease in amortization of capitalized software, production costs and salary expenses.

Gross Profit. Our gross profit increased 36.9% to $11.5 million in 2002 from $8.4 million in 2001, as a direct result of increased revenues and decreased cost of revenues in 2002.

Research and Development, Net. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Total research and development costs decreased by 37.9% to $3.6 million in 2002 from $5.8 million in 2001. The decrease is principally attributable to a decrease in headcount and in salaries. We capitalized approximately $1.6 million of software developments costs in 2002 and $1.8 million in 2001. We did not receive any royalty-bearing grants from the Chief Scientist in either 2002 or 2001. As a result of the foregoing, net research and development costs decreased by 49.2% to $2.0 million in 2002 from $4.0 million in 2001.

Selling and Marketing, Net. Selling and marketing expenses consist primarily of costs relating to promotion, advertising, trade shows and exhibitions, compensation, sales support, travel and related expenses. Selling and marketing expenses decreased by 54% to $5.6 million in 2002 from $12.1 million in 2001 due to a substantial decrease in marketing investments and a reduction in headcount.

General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel and office maintenance and administrative costs. General and administrative expenses decreased by 60.5% to $1.5 million in 2002 from $3.8 million in 2001. The decrease is principally attributable to the decrease in headcount and decreased lease and salary expenses.

Impairment of Investment and Other Assets. We recorded a $2.7 million asset impairment charge with respect to our capitalized software costs and workforce in 2001.

Restructuring and Other Non-Recurring Charges. We recorded non-recurring charges of $0.8 million and $0.3 million relating to legal disputes with the Special Situations Funds and with the lessor of our offices in Burlington and $0.6 million relating to severance payments and other expenses in 2002, compared with restructuring charges of $1.3 million relating to severance payments, write-off of leasehold improvements and other related expenses in 2001.

Operating Income (Loss). Based on the foregoing, we recorded an operating income of $0.6 million in 2002 compared to an operating loss of $15.5 million in 2001.

Financial Income ,Net. Our financial income was offset in part by (i) interest expense and (ii) currency transaction adjustments between the dollar exchange rate and the NIS. In 2002, we had net financial income of $141,000 as compared to financial income of $48,000 in 2001. This increase in financial income is attributable to foreign currency adjustments.

Taxes on Income (Tax Benefit). The income taxes for 2002 were $264,000 compared with an income tax provision of $402,000 in 2001.

Gain on Disposal of Segment. We recorded a $201,000 gain in 2001 with respect to provisions related to the disposal of Medatech in our financial statements for 2000.

Net Income (Loss). As a result of the foregoing, we had net income of 0.5 million in 2002 compared to a net loss of $15.6 million in 2001.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Revenues. Total revenues decreased 9.7% to $16.8 million in 2001 from $18.7 million in 2000. This decrease is mainly attributable to a 14.3% decrease in revenues from software services, which declined to $5.5 million in 2001 from $6.4 million in 2000.

Gross Profit. Our gross profit decreased 18.5% to $8.4 million in 2001 from $10.3 million in 2000, as a direct result of decreased revenues in 2001.

Cost of Revenues. Our cost of revenues increased 1.3% to $8.5 million in 2001 from $8.3 million in 2000.

Research and Development, Net. Total research and development costs increased by 3.6% to $5.8 million in 2001 from $5.6 million in 2000. The increase is principally attributable to intensive research and development activity in the first half of 2001 relating to Attunity BPI™. This increase was partly offset by a 20% reduction in salaries and headcount reduction of 16% that was in effect by the end of the year. We capitalized approximately $1.8 million of software developments costs in 2001 and $2.0 million in 2000. We did not receive any royalty-bearing grants from the Chief Scientist in both 2001 and 2000. As a result of the foregoing, net research and development costs increased by 11.1% to $4.0 million in 2001 from $3.6 million in 2000.

Selling and Marketing, Net. Selling and marketing expenses increased by 1.0% to $12.1 million in 2001 from $12.0 million in 2000 due to the increase in investments in marketing and sales force.

General and Administrative. General and administrative expenses decreased by 29.9% to $3.8 million in 2001 from $5.5 million in 2000. The decrease is principally attributable to the reduction of expenses especially in U.S. and includes the worldwide 20% reduction in salaries and 16% headcount reduction.

Impairment of Investment and Other Assets. We recorded a $2.7 million asset impairment charge with respect to our capitalized software costs and workforce in 2001 and a $6.1 million asset impairment charge with respect to our investment in VisOpt in 2000.

In Process Research and Development Write-off. In 2000, based on an appraisal performed by a specialist, we recorded a $13.0 million non-recurring charge with respect to the write-off of in process research and development costs acquired from Bridges for Islands Ltd. for which technological feasibility had not yet been established and for which no alternative future use existed.

Operating Loss. Based on the foregoing, we suffered an operating loss of $15.5 million in 2001 compared to an operating loss of $29.8 million in 2000.

Restructuring. We recorded restructuring charges of $1.3 million relating to severance payments, write-off of leasehold improvements and other related expenses in 2001.

Financial Income, Net. Our financial income was offset in part by (i) interest expense and (ii) currency transaction adjustments between the dollar exchange rate and (a) the NIS and (b) the NIS adjusted for inflation imposed on our assets and liabilities in Israel. In 2001, we recorded net financial income of $48,000 as compared to financial income of $416,000 in 2000. This decrease in financial income is attributable to the declining interest bearing deposits and to the decrease in interest rate.

Taxes on Income (Tax Benefit). Our income taxes for 2001 were $402,000 compared with an income tax provision of $200,000 in 2000.

Loss from Continuing Operations. As a result of the foregoing, we had a loss from continuing operations of $15.9 million in 2001 compared to a loss of $29.2 million in 2000.

Earnings from Discontinued Operations of a Segment, Net of Taxes. We recorded earnings of $82,000, net of taxes of $74,000, with respect to the discontinued operations of Medatech in our financial statements for 2000.

Gain (Loss) on Disposal of Segment. We recorded a $220,000 gain in 2001 with respect to the disposal of Medatech in our financial statements compared to a loss of $2.2 million in 2000.

Gain (Loss) from Discontinued Operations. As a result of the foregoing, we recorded a $220,000 gain and a $2.1 million loss with respect to the provisions related to discontinued operations of Medatech in our financial statements for 2001 and 2000, respectively.

Net Loss. As a result of the foregoing, we had a net loss of $15.6 million in 2001 compared to a net loss of $31.3 million in 2000.

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since September 2000, there has been significant increase in violence, primarily in the West Bank and Gaza Strip, and more recently there has been a marked deterioration in the relations between Israel and the Palestinian Authority and Israel has experienced many terrorist incidents within its borders. As a result, peace negotiations between Israel and representatives of the Palestinian Authority have been sporadic and have failed to result in peace.

Several countries continue to restrict business with Israel and with companies having operations in Israel. Although we are precluded from marketing our products to these countries, we believe that in the past these restrictions have not had a material adverse effect on us. In addition, as a result of the hostilities between Israel and the Palestinian Authority, most Arab countries with which Israel had commercial and trading agreements have publicly announced the halt of these agreements. Also, as a result of the Israeli military activities in the West Bank during April 2002, several European countries are considering participating in a boycott of Israeli firms. We do not believe that these measures will have a material adverse affect on us. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our business.

In addition, some of our employees in Israel are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations. Generally, unless exempt, male adult citizens and permanent residents of Israel under the age of 54 are obligated to perform up to 37 days of military reserve duty annually and all such residents are subject to being called to active duty at any time under emergency circumstances. In addition, due to the current hostilities between the State of Israel and the Palestinian Authority, the Ministry of Defense from time to time issues emergency orders to recruit a large number of reserve soldiers. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

To date, no executive officer or key employee was recruited for military service for any significant time period. Any further expansion of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli Government has intervened in various sectors of the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The Israeli Government has periodically changed its policies in all these areas.

As a result of political instability, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries, during 2001, 2002, and the first five months of 2003 the Israeli rate of economic growth has deteriorated. The NIS was devalued against the dollar and the Euro during 2001 and 2002 but this devaluation has been reversed to a certain extent in recent months. Due to significant economic measures, including significant budgetary cuts and changes with respect to employee pension plans, proposed by the Israeli Government, there have been several strikes and work stoppages during April and May 2003, which culminated in a three-day general strike, including all banks, airports and ports, in May 2003. These strikes had an adverse effect on the Israeli economy and on our ability to carry on our business undisturbed. Following the enactment by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions threatened further strikes or work-stoppages, which may have a material adverse effect on the Israeli economy and our company.

However, the impact on the Israeli economy of these and other measures that may eventually be adopted is uncertain. In addition, certain credit agencies have stated that they are reviewing Israel's credit rating. Should such agencies lower Israel's credit rating, the ability of the Israeli government to generate foreign financial and economical assistance may be adversely affected. We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain Israel's current credit rating. Economic decline as well as price and exchange rate instability may have a material adverse effect on us.

Trade Agreements

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the U.S., Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

Israel and the European Union Community concluded a Free Trade Agreement in July 1975 which confers certain advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In

1985, Israel and the U.S. entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, which includes Austria, Finland, Iceland, Liechtenstein, Norway, Sweden and Switzerland, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax at the corporate rate of 36% of taxable income. We have been granted the status of an "Approved Enterprise" under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law") with respect to our production facilities. An enlargement project of ours was granted "Approved Enterprise" status in December 1998. In accordance with the provisions of the Investment Law, we have elected to enjoy "alternative benefits," wherein a company waives the receipt of grants in return for a tax exemption. Income derived from an "Approved Enterprise" is tax-exempt for a period of two years, commencing with the year it first earns taxable income, and is subject to corporate tax at the rate of 10% to 25% for additional periods of five to eight years based on the percentage of foreign investments in our company. The Investment Law has been extended to December 31, 2003, and no assurance can be given that it will be extended further. A failure to extend the Investment Law will result in a significant increase in our corporate tax rate.

Our subsidiary, Attunity Software Services Ltd., or ASS granted "Approved Enterprise" status for two separate investment programs from 1991 and 1993 whereby it has elected to receive Government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. The period of tax benefits, detailed above, is subject to limits of the earlier of twelve years from the commencement of production, or fourteen years from the date of approval. In 1993, ASS received approval for an expansion of the aforementioned programs whereby it elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, its income from the "Approved Enterprise" will be tax-exempt for a period of ten years commencing with the year it first earns taxable income. As of December 31, 2002, ASS has not received final approvals for such programs.

Since we currently have no taxable income, the benefits have not yet commenced for all programs. Should we or ASS derive income from sources other than the "Approved Enterprise" during the periods of benefits, such income shall be taxable at the regular corporate tax rate of 36%. Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries, which have generally been unprofitable, cannot be consolidated for tax purposes with the results of operations of the parent company.

Impact of Currency Fluctuations and of Inflation

Since the majority of our sales are denominated and paid in dollars, we believe that

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inflation and fluctuations in the dollar exchange rate have no material effect on our sales. Inflation and dollar exchange rate fluctuations, however, have some influence on our expenses and, as a result, on our net income. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar.

The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we incur expenses, principally salaries and related personnel expenses, in NIS. For several years prior to 1997, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the dollar and companies experienced increases in the dollar cost of their operations in Israel. This trend was reversed during 1997 and 1998. In 1999 and 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar. In 2001 and 2002, the devaluation rate again exceeded the inflation rate in Israel. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.

The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli price index	Israeli inflation rate %	Israeli devaluation rate %	Israeli inflation adjusted for devaluation %
1998	402.6	8.6	17.6	(7.7)
1999	408.0	1.3	(0.2)	1.5
2000	408.0	0	(2.7)	2.8
2001	413.8	1.4	9.3	(7.8)
2002	440.65	6.4	7.3	(0.7)

A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such a devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in shareholders equity as other comprehensive income.

Since most of our sales are quoted in dollars and in other foreign currencies, and a significant portion of our expenses are incurred in NIS, our results are adversely affected by a change in the rate of inflation in Israel when such change is not offset (or is offset on a lagging basis) by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

B. LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations through cash generated by operations, funds generated by our public offering in 1992 (approximately $12 million), private equity investments (approximately $24.8 million), exercise of stock options and warrants (approximately $9.5 million) as well as from research and development and marketing grants, primarily from the Government of Israel. In March 2000, we raised net proceeds of approximately $13 million in a private placement of our securities. In October 2001, we raised additional proceeds of approximately $5 million in a private placement of our securities. On a limited basis we have also financed our operations through short-term loans and borrowings under available credit facilities.

As of December 31, 2002, we had $2.8 million in cash and cash equivalents and working capital of $6.1 million as compared to $3.1 million in cash and cash equivalents and working capital of $5.9 million at December 31, 2001. As of December 31, 2002, we had a bank line of credit of approximately $0.6 million of which approximately $0.2 million was used.

As of December 31, 2002 we had $16,000 in long-term loans from United Mizrachi Bank Ltd. These loans bear interest ranging between 5% to 7.8%. Principal and interest are linked to the Israeli Consumer Price Index.

Net cash provided by operating activities was $1.7 million in 2002 and $5.0 million was used in operating activities in 2001. The amount provided from operating activities in 2002 was primarily attributable to our improved operating results.

Net cash used in investing activities was $1.8 million in 2002 and $2.3 million in 2001, which funds were used primarily for research and development activities.

Net cash used in financing activities was $0.3 million in 2002 and $4.5 million was provided by financing activities in 2001. The funds used in 2002 were used primarily for the repayment of long-term debts, while in 2001 we received 5 million before expenses in a private placement of our securities.

Our principal commitments consist of obligations outstanding under operating leases. Our capital expenditures were approximately $199,000 in 2002 and $400,000 in 2001. In 2002, the majority of our capital expenditures were for computer and electronic equipment, software and office furniture and equipment. We currently do not have significant capital spending or purchase commitments.

We anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until December 31, 2003, but we may need to raise additional funds in the next twelve months in order to provide the necessary capital for our working capital and capital expenditure requirements in the next twelve months.

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C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The software industry is characterized by rapid product change resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation. We, through our research and development and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases. Research and development activities for all products principally take place in our research and development facilities in Israel. As of December 31, 2002, we employed 34 persons in research and development.

We seek external resources for co-financing our development projects, mainly from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. The Chief Scientist participated in financing Attunity Connect™, APTuser® and the Hungarian version of Mancal 2000. Under the Israeli Law for the Encouragement of Industrial Research and Development, or the Research Law, research and development programs approved by the research committee of the Chief Scientist are eligible for grants of up to 50% of project expenditures if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program. The terms of these grants prohibit the manufacture outside of Israel or the transfer of the technology developed pursuant to the terms of these grants to any person or entity without the prior consent of the Chief Scientist. The Research Law also provides that know-how from the research and development which is used to produce the product may not be transferred to third parties without the approval of the Chief Scientist. There can be no assurance that such consent, if requested, will be granted.

We have committed substantial financial resources to our research and development efforts. During 2000, 2001 and 2002, our research and development expenditures were $5.6 million, $5.8 million and $3.6 million, respectively. We did not receive any reimbursement from the Chief Scientist during the last three years. We capitalized computer software development costs of $2.0 million $1.8 million and $1.6 million in 2000, 2001 and 2002, respectively. We believe that our investment in product development activities will be consistent with our expenditures in 2002.

Under the research and development approval letters of the Chief Scientist and pursuant to the Research Law, we are required to pay royalties as follows: 3% of revenues during the first three years, 4% of revenues during the following three years, and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the Chief Scientist grant (or in some cases up to 300%). Following the full payment of such royalties, there is no further liability for payment. For participation received with respect to approvals granted after December 31, 1998, interest at the 12-month LIBOR rate as published on the first business day of each calendar year will be added to the royalty payments. Our royalties expenses to the Chief Scientist during the years 2000, 2001 and 2002 were $220,000, $156,000 and $232,000 respectively.

The Research Law further requires that products developed with government grants be manufactured in Israel, unless a special approval has been granted. However, in the event that any portion of the manufacturing is not conducted in Israel, if approval is received from the Chief Scientist, we would be required to pay royalties that are adjusted in proportion to manufacturing outside of Israel as follows: when the manufacturing is performed outside of Israel by us or an affiliate company, the royalties are to be paid as described above with the addition of 1%, and when the manufacturing outside of Israel is not performed by us or an affiliate, the royalties paid shall be equal to the ratio of the amount of grant received from the Chief Scientist divided by the amount of grant received from the Chief Scientist and the investment(s) made by us in the project. The payback will also be adjusted to 120%, 150% or 300% of the grant if the portion of manufacturing that is performed outside of Israel is up to 50%, between 50% and 90%, or more than 90%, respectively. The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology may be granted only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased.

The funds generally available for grants by the Chief Scientist were reduced for 2003, and the Israeli authorities have indicated that the government may further reduce grants from the Chief Scientist in the future. Even if these grants are maintained, we cannot assure you that we will receive Chief Scientist grants in the future.

D. TREND INFORMATION

We expect that our results will continue to be impacted by the continued decline in sales of our legacy products and by increased marketing expenditures while we attempt to gain market acceptance for our e-Business integration products. As a result of a less predictable business environment and the decline in worldwide software sales, we are unable to provide any guidance as to sales and profitability trends.

As a result of unfavorable decision against us in our litigation with the various Special Situation Funds we recorded a charge of 0.8 million in the year ended December 31, 2002. We have appealed the verdict and expect the resolution of this litigation by year end 2003.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind shareholders that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause our actual results, performance, levels of activity, or achievements, or industry results, to be materially different from any future results, performance, levels of activity, or achievements of us and our subsidiaries expressed or implied by such forward-looking statements. These uncertainties and other factors that could cause or contribute to such differences include, among other things, (i) the market's acceptance of Attunity Connect™ and Attunity BPI™, (ii) the final outcome of our litigation with the Special Situations Funds, (iii) rapid technological changes in the industry, (iv) increasing competition and (v) general and economic business conditions.

We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in a Risk Factors section which appears in "Item 3 - Key Information."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our executive officers and directors.

Name	Age	Position with the Company
Arie Gonen	57	Chairman of the Board and Acting Chief Executive Officer
Ofer Segev	44	Chief Financial and Operating Officer
Shlomo Baumgarten	54	Vice President-Finance and Secretary
Dan Falk	58	Director*
Roni Ferber	60	Outside Director*
Robert J. Majteles	38	Director
Anat Segal	36	Outside Director*

*Member of Audit Committee

Messrs. Gonen, Falk, and Majteles will serve as directors until our 2002 annual general meeting of shareholders and until their successors are elected. Mr. Roni Ferber was designated an outside director by our board of directors in May 2001. According to regulations promulgated under the Israeli Companies Law, the board of directors of companies like us whose shares are traded outside Israel is permitted to designate a director who was appointed prior to February 1, 2000 and who would otherwise qualify as an outside director, as an outside director. Mr. Roni Ferber will serve in such office pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2004 annual general meeting of shareholders. Thereafter, his office may be renewed for only one additional three-year term. Ms. Anat Segal was elected as an outside director in December 2002. Ms. Anat Segal will serve in such office pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2005 annual general meeting of shareholders. Thereafter, her office may be renewed for only one additional three-year term.

Our articles of association provide for a Board of Directors of not fewer than three nor more than eleven members. The Board is currently composed of five directors. Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between an officer and our company.

Arie Gonen has served as our Chairman and a director since December 1988. He served as our Chief Executive Officer from December 1988 until January 2001 and assumed that position once again in August 2002. Prior thereto from 1976, he served as President of Milan Software Industries (1976) Ltd., an Israeli software company, or Milan. Mr. Gonen received a B.Sc. in Electrical Engineering and a M.Sc. in Computer Sciences from the Technion Israel Institute of Technology.

Ofer Segev has been our Chief Financial and Operating Officer since June 2003. From January 2002 until June 2003 he served as the Chief Executive Officer of Teleknowledge Group

Ltd., a private company in the billing and customer care field. From May 2001, he was the Chief Financial Officer of Teleknowledge. Prior to that and from May 2000 until April 2001, Mr. Segev was the Chief Financial Officer of Tundo Corp., a company in the VoIP field. Prior to that Mr. Segev was a partner at Kost Forer & Gabbay, a member of Ernst & Young Global, where he led the high technology service group. Mr. Segev holds a B.A. degree in Economics and Accounting from Bar Ilan University in Israel and has studied at the Kellogg Graduate School of Management at Northwestern University.

Shlomo Baumgarten has been our Vice President-Finance Since October 1992. From October 1992 until June 2003, Mr. Baumgarten served as our Chief Financial Officer, and previously he served as our Comptroller since our incorporation in October 1988. Mr. Baumgarten served as a director of our company from our inception until November 2000. Prior thereto and from 1983, he was the Comptroller of Milan. Mr. Baumgarten holds a B.A. degree in Economics and Auditing from Haifa University.

Dan Falk was appointed as a director in April 2002, and was designated as an outside director by our board of directors in May 2002. From 1999 until 2000 he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., a publicly traded company that provides cost-effective business software solutions. From 1995 until 1999 Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech, a maker of automated optical inspection and computer aided manufacturing systems. Mr. Falk serves as the chairman of the board of directors of Atara Technology Ventures and is a member of the boards of directors of Nice System Ltd, Orad Ltd, Netafim Ltd, Visionix Ltd., Ramdor Ltd., Medcon Ltd. and Advanced Vision Technology Ltd. He has an M.B.A. degree from the Hebrew University School of Business.

Roni Ferber was appointed to the Board of Directors in October 1995 and was designated as an outside director by our Board of Directors in May 2001. Since 1992, Mr. Ferber has been self-employed as a business consultant. From 1967 until December 1992, Mr. Ferber was General Manager and President of Nikuv Computers Ltd., a publicly-traded software company located in Israel. Mr. Ferber serves as a director of Comtech Ltd., a computer software company, traded on the Tel Aviv Stock Exchange, and Dmatek Ltd, a manufacturer and distributor of electronic tagging systems, traded on the London Stock Exchange. He has a B.A in Economics from the Hebrew University in Jerusalem, and an M.A. in Semitic Languages from the Tel Aviv University.

Robert J. Majteles was appointed as a director June 2002. Mr. Majteles is the founder and the managing partner of Treehouse Capital, LLC, an investment firm, since August 2002. Treehouse Capital is a joint venture between Mr. Majteles and Special Situations Funds. From January 2000 through April 2001 he was the Chief Executive Officer of Citadon, Inc., a leading provider of collaboration software to the construction and engineering industries. Prior thereto and from April 1997 Mr. Majteles was the Chief Executive Officer of ULTRADATA Corporation, a publicly-traded developer of software for financial institutions. From January 1991 until June 1996, he held several management positions which included Vice President Sales, Chief Operating Officer, President and Chief Executive Officer in CAMAX Systems Inc., a mechanical engineering software firm. From January 1990 until January 1991 Mr. Majteles was a merchant banker with Investment Advisers, Inc., a fund management firm based in Minnesota. Prior thereto and from July 1989 he was a mergers and acquisitions attorney at Skadden, Arps, Slate, Meagher & Flom, a New York-based law firm. Mr. Majteles also serves as a board member of Superconductor Technologies Inc. and Artisoft, Inc., public companies traded on the Nasdaq Stock Market. Mr. Majteles holds a J.D. degree from Stanford University Law School and a B.A. degree from Columbia University.

Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Fund, L.P. have entered into an agreement with Mr. Majteles and Treehouse Capital, LLC pursuant to which Treehouse, through Mr. Majteles, provides certain management and financial advisory services for the funds on request. Pursuant to this agreement, the funds pay Treehouse a retainer of $10,000 per month. If Mr. Majteles's services are requested by the funds with respect to a particular portfolio investment, Treehouse is entitled to 10% of the funds' net gain (as defined) or net loss (as defined) on the investment during the term of the agreement, offset by certain fees that may be paid by the portfolio company to Treehouse or Mr. Majteles directly and, except in certain cases, the amount of the retainer paid to Treehouse. Under the agreement, Mr. Majteles is required to act independently of the funds in discharging his fiduciary duties to shareholders of any company for which he serves as a member of the Board of Directors and also is obligated not to disclose to the funds or use for his own benefit any confidential information he obtains in connection with his service for a particular portfolio company. Mr. Majteles does not have or share voting or dispositive power over any securities held by the funds. Mr. Majteles has agreed to serve as our director pursuant to this agreement.

Anat Segal was appointed as an outside director in December 2002. Since January 2000 Ms. Segal has acted as an independent advisor providing investment banking services and financial and strategic consulting to high-tech companies. Ms. Segal is also member of the management team of Xenia Ventures, a high tech incubator based in Kiryat Gat, Israel. Prior to that and since 1998, she has served as the Managing Director and Head of Corporate Finance of Tamir Fishman & Co., which was then an Israeli strategic affiliate of Hambrecht and Quist. From 1996 until 1998 she served as a Vice President of Investment Banking, Robertson Stephens & Co/Evergreen. From 1990 until 1996 Ms. Segal held senior positions with Bank Hapoalim Group and Poalim Capital Markets. She also serves as a board member of AVT, a public company traded in Frankfurt, Germany. Ms. Segal holds a B.A. degree in Economics and Management, an M.B.A. degree and an L.L.B. degree from Tel Aviv University.

Paul T. MacKay who served as our Chief Executive Officer, President and director beginning in January 2001, resigned from all of his positions with our company in August 2002. Stephen J. Kohn who served as a director since October 1992 resigned in September 2002.

B. COMPENSATION

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2002:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 8 persons................................	$ 455,348	$ 45,955

Non-employee directors received an annual fee of $9,000 and an attendance fee of $300 per meeting attended.

As of December 31, 2002, our directors and executive officers as a group, consisting of 8 persons, held options to purchase an aggregate of 256,499 ordinary shares, at an exercise price of $0.82-$10.125 per share, with vesting over three-year terms. Of such options, 5,000 options expire in 2003 and the rest expire between 2005 and 2008. All options were issued under our 1994 1998 and 2001 Employee Stock Option Plans. See "E. Share Ownership – Stock Option Plans."

C. Board Practices

Election of Directors

Pursuant to our articles of association, all of our directors (except the outside directors as detailed below) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our Board of Directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. All our directors currently in office, except Roni Ferber, an outside director, were elected by our shareholders at our annual meeting of shareholders of December 2002.

Independent and Outside Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

- an employment relationship;
- a business or professional relationship maintained on a regular basis;
- control; and
- service as an officer holder.

No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

In addition, the Nasdaq National Market requires us to have at least three independent directors on our board of directors and to establish an audit committee. Messrs. Dan Falk and Roni Ferber and Ms. Segal qualify as independent directors under the Nasdaq Market requirements.

Approval of Related Party Transactions Under Israeli Law

The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under " — Directors and Senior Management" above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

The Companies Law also provides that an extraordinary transaction between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity or the terms of compensation of a controlling shareholder, require the approval of the board of directors and of the shareholders. The shareholder approval for any such extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

In addition, pursuant to the recent amendment to these regulations, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders provided that certain criteria are met.

The above exemptions will not apply if one or more shareholders, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders' approval as detailed above.

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Indemnification of Directors and Officers

The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by corporate law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

- a breach of his duty of care to us or to another person;
- breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or
- a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

In addition, we may indemnify an office holder against:

- a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder; and
- reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of certain improper actions.

Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

We have undertaken to indemnify our office holders to the fullest extent permitted by law. We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million including legal costs incurred in Israel.

Employment Agreements

Mr. Gonen has acted as our Chief Executive Officer and Chairman of the Board from October 31, 1988 until November 22, 2001 and has served as our active Chairman since November 2000. Upon the resignation of our former Chief Executive Officer on August 22, 2002, Mr. Gonen assumed the position of Chief Executive Officer, and has agreed to serve in this capacity until a new Chief Executive Officer is appointed. In 2003 our company signed a new employment agreement with Mr. Gonen. Under the terms of the new agreement, effective as of September 1, 2002, Mr. Gonen has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us and has agreed to act as a consultant for a period of three years after termination of his employment. During his employment period, Mr. Gonen will receive a monthly gross salary of NIS 90,000 linked to the Israeli Consumer Price Index (approximately $20,450). Mr. Gonen's salary will be reduced by 20% as long as the 20% pay reduction for all our employees remains in force. In addition, during his employment with our company, Mr. Gonen will be entitled to the use of a company car, full reimbursement for his home telephone expenses, refund for all-reasonable entertainment and living expenses both in Israel and abroad, managers insurance, bonuses of $288,000 in 2003 and $108,000 in 2004 and additional yearly bonuses at the discretion of our Board of Directors of up to $100,000 commencing in 2003, and options to purchase 400,000 of our ordinary shares at a price of $1.75 per share, vesting over three equal annual installments starting September 1, 2002. The agreement also contains non-competition and confidentiality provisions. Following termination of his employment by us, Mr. Gonen will be entitled to a severance payment that is calculated at two times his last Gross Salary multiplied by the number of years since October 1, 1987, less the amount accumulated in the severance component of his manager's insurance maintained by us for him which will be transferred to his name. The agreement provides that following termination of his employment, we will retain Mr. Gonen as a consultant for a fixed monthly consulting fee of $13,500 plus VAT during a three-year consulting period for up to 54 hours per month and not more than 1,800 hours during the entire consulting period and annual bonuses until 2007 which will not exceed the lower of (i) 5% of our yearly net profit excluding impairment of intangible assets and (ii) up to $100,000 per year.

On January 1, 2001, we entered into an employment agreement with Mr. Baumgarten our VP Finance and Secretary. Under the terms of this agreement, Mr. Baumgarten received the salary of $6,483 per month in 2002, payable in NIS. We agreed to evaluate Mr. Baumgarten's performance once a year. Mr. Baumgarten is entitled to a yearly bonus at the sole discretion of our Chief Executive Officer and Board of Directors.

Audit Committee

Our audit committee currently composed of Ms. Anat Segal and Messrs. Dan Falk and Roni Ferber. It is currently contemplated that the audit committee meet at least four times each year. The responsibilities of the audit committee include identifying irregularities in the management of our business and approving related-party transactions as required by law. The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

The Audit Committee assists the Board of Directors in monitoring (i) the integrity of the financial statements of the company, (ii) the compliance by the company with legal and regulatory requirements and (iii) the independence and performance of our external auditors. Management is responsible for the preparation and integrity of our financial statements.

The Audit Committee reviewed our audited financial statements for the year ended December 31, 2002 and members of the Committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have

46

represented to the Audit Committee that the financial statements were prepared in accordance with the generally accepted accounting principles. Members of the Audit Committee have received from and discussed with the external auditors their written disclosure and letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with the external auditors the matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2002.

The Israeli Companies Law provides that public companies must appoint an audit committee. The responsibilities of the audit committee also include approving related-party transactions as required by law. Under the Israeli Companies Law, an audit committee must consist of at least three members, and include all of the company's outside directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Internal Audit

The Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of a company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Companies Law.

D. EMPLOYEES

On December 31, 2002, we employed 158 persons, comprised of 34 persons in research and development, 11 persons in product and customer support, 54 persons in software services, 38 persons in marketing and sales and 21 persons in general administration and management. As of December 31, 2002, we had 118 employees in Europe, the Middle East and Africa, 26 employees in the United States and 14 employees located in other countries.

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Association) are applicable to our employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

Pursuant to Israeli law, we are legally required to pay severance benefits upon the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration. In 2002 payments to the National Insurance Institute amounted to approximately 13.9% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

Our U.S. subsidiary maintains a 401(k) Savings and Profit Sharing Plan. The 401(k) Plan covers employees who have completed one year of service and have attained the age of 21. Employees who participate in the 401(k) Plan may elect to defer, in the form of before-tax contributions to the 401(k) Plan, an amount up to 12% of his or her compensation for each year. A participant's before-tax contributions cannot exceed $10,500 per year, adjusted for cost-of-living increases. Contributions to the 401(k) Plan made on behalf of a participant are invested in the manner directed by the participant. Before-tax contributions are fully vested and nonforfeitable at all times. Our subsidiary does not contribute to the 401(k) Plan.

E. SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of June 13, 2003 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Arie Gonen	1,250,000	8.46%
Ofer Segev	--	--
Shlomo Baumgarten	124,667 (3,4)	0.84%
Dan Falk	--	--
Roni Ferber	21,667 (3,5)	*
Robert J. Majteles	--	--
Anat Segal	--	--

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the Commission) and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of June 13, 2003 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 14,767,432 ordinary shares issued and outstanding as of June 13, 2003.

(3) These ordinary shares are subject to currently exercisable options.

(4) Includes 124,667 ordinary shares subject to currently exercisable options granted under our stock option plan, at exercise prices between \$1.05 – \$10.125 per share. Such options expire between December 2003 and December 2008.

(5) Includes 18,333 ordinary shares subject to currently exercisable options granted under our stock option plan, at exercise prices between \$1.08-\$7.75 per share. Such options expire between December 2005 and December 2008.

Stock Option Plans

Under our 1994 and 1998 Stock Option Plans, incentive stock options or ISOs, as defined in Section 422 of the United States Internal Revenue Code of 1986, as amended, may be granted to our officers and employees or to employee of any of our subsidiaries, and options which do not qualify as ISOs or non-qualified options, may be granted to our employees, officers and directors or to employees of any of our subsidiaries. An aggregate of 2,500,000 ordinary shares are reserved for issuance under the plans. Ordinary shares underlying any options which are canceled or not exercised become available for future grants. The plans will terminate in 2004 and 2008, unless previously terminated by the Board of Directors.

The plans are currently administered by our Board of Directors, which in the future may delegate such administration to a committee of directors. The Board or such committee has the authority to determine the persons to whom options will be granted, the number of ordinary shares to be covered by each option, the time or times at which options will be granted or exercised, and the other terms and provisions of the options. The exercise price of an ISO granted under the plans may not be less than 100% (110% in the case of a 10% shareholder) and the exercise price of a non-qualified option may not be less than 75% of the fair market value (as defined in the plan) of our ordinary shares on the date of the grant.

It is intended that each option granted under the plans will be exercisable in installments during the option term and shall not be transferable by the optionee other than by will or by the laws of descent and distribution. Options granted under the plans will terminate at such time (not to exceed ten years from the date of grant) and under such circumstances as the Board or Option Committee determines, generally not later than three months after a termination of employment, or one year in the event of termination by reason of the optionee's death or disability.

No options were granted under the 1994 Plan in 2002, and 225,000 ordinary shares remained available for future grant under the 1994 Plan at December 31, 2002.

Options for 61,894 ordinary shares having exercise prices ranging from \$0.024 to \$1.8 per share were granted under the 1998 Plan in 2002 and at December 31, 2002 options for 421,980 ordinary shares were available for future grant under such plan.

Of the total 1,533,163 outstanding options under the 1994 and 1998 Plans, 172,916 options will expire in 2003, 54,800 options will expire in 2004, 267,596 options will expire in 2005 and the remaining 1,037,851 options will expire thereafter.

A total of 187,272 ordinary shares were issued in 2002 upon exercise of options previously granted under the Plans, and no options were exercised by our officers and directors in 2002.

2001 Stock Option Plan

Our 2001 Employee Stock Option Plan, or the 2001 Plan, authorizes the grant of options to purchase up to 1,000,000 ordinary shares. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2001 Plan. Awards under the 2001 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance. The 2001 Plan has a term of ten (10) years and will terminate in 2011. No award of options may be made after such date.

The plan is currently administered by our Board of Directors, which in the future may delegate such administration to a committee of directors. Subject to the provisions of the 2001 Plan and applicable law, the Board or the Committee has the authority, to determine, among other things, to whom options may be granted, the number of ordinary shares to which an option may relate, the exercise price for each share, the vesting period of the option, and the terms, conditions and restrictions thereof; to construe and interpret the Plans, to prescribe, amend and rescind rules and regulations relating to such Plans; and to make all other determinations deemed necessary or advisable for the administration of the Plans.

The Board or such committee has the authority to determine the persons to whom options will be granted, the number of ordinary shares to be covered by each option, the time or times at which options will be granted or exercised, and the other terms and provisions of the options. The exercise price of an ISO granted under the plans may not be less than 100% (110% in the case of a 10% shareholder) and the exercise price of a non-qualified option may not be less than 100% of the fair market value (as defined in the plan) of our ordinary shares on the date of the grant.

As of June 1, 2003, options to purchase 71,000 ordinary shares had been granted under the 2001 Plan, at exercise prices of $0.82 - $1.15 per share.

In 2002, 440,000 new options were approved for grant to our officers and directors, of which 40,000 options were actually granted.

The 71,000 outstanding options under the 2001 Plan will expire after 2005.

As of June 1, 2003, our executive officers and directors as a group, consisting of 8 persons, held options to purchase 256,499 ordinary shares, at an average exercise price of $3.30 per share.

We intend to amend our stock option plans to conform to the recent tax reform in Israel for the benefit of our Israeli employees and officers. This amendment will require approval of both our Board of Directors and shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth certain information as of June 23, 2003 regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares:

	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Arie Gonen	1,250,000	8.5 %
Dov Biran	863,720 (3)(12)	6.1
Special Situations Fund III, L.P.*	3,538,200 (4)(5)(12)	21.2
Special Situations Private Equity Fund, L.P.*	1,830,100 (6)(7)(12)	11.7
Special Situations Technology Fund, L.P.*	912,900 (8)(9)(12)	6.0
Special Situations Cayman Fund, L. P.*	761,900 (10)(11)(12)	5.0
Total	9,186,820 (13)	50.2 %

---

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of June 23, 2003 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 14,767,432 shares issued and outstanding as of June 23, 2003.

(3) Includes 230,000 ordinary shares subject to the agreement dated June 20, 2001 between us and the former shareholders of Bridges for Islands.

(4) Includes 1,326,825 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.

(5) Includes 442,275 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.

(6) Includes 692,250 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.

(7) Includes 230,750 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.

(8) Includes 346,125 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.

(9) Includes 115,375 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.

(10) Includes 288,450 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.

(11) Includes 96,150 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.

(12) Based on the Form 4 filed by Special Situations Fund III, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P. and Special Situations Cayman Fund L.P. with the Securities and Exchange Commission on May 7, 2003.

(13) See footnotes 3-12.

* MGP Advisors Limited is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. is the general partner of MGP Advisors Limited and the general partner of and investment adviser to Special Situations Cayman Fund, L.P. SST Advisers, L.L.C. is the general partner of and investment adviser to Special Situations Technology Fund, L.P. MG Advisers, L.L.C. is the general partner of and investment adviser to Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP Advisers Limited, AWM Investment Company, Inc., SST Advisers, L.L.C. and MG Advisers, L.L.C. and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

At June 23, 2003, there were 65 holders of record holders of our ordinary shares, of which 44 record holders holding approximately 67.684% of our ordinary shares had registered addresses in the United States. On October 30, 2002 we had approximately 1,266 beneficial holders of our ordinary shares, we do not believe this number has materially changed.

B. RELATED PARTY TRANSACTIONS

In February 2000, we acquired Bridges for Islands Ltd., an Israeli corporation which was then developing Attunity BPI™, a business process integration solution, in consideration of $18 million, of which $4 million was paid in cash and the remaining balance by the issuance of 875,000 ordinary shares and options of our company. We entered into a share price protection guarantee with the shareholders of Bridges for Islands, based on an issuance price of $16 per share, for a one-year period. In June 2001 we entered into an agreement with Bridges for Islands Ltd., Dr. Dov Biran, at that time our chief technology officer and a director, Dr. Dov Biran Holdings Ltd., a company controlled by Dr. Dov Biran, and Poalim Capital Markets and Investments Ltd., which provided that, instead of the price protection, we would issue or transfer, or cause third parties to transfer, an additional 350,000 ordinary shares to the former shareholders of Bridges for Islands. The shareholders of Medatech Information Technology Ltd., and VisOpt B.V. transferred 300,000 of these 350,000 ordinary shares to the former shareholders of Bridges for Islands and we issued 50,000 ordinary shares to these persons. On November 28, 2001, we filed an F-3 Registration Statement with respect to these shares with the SEC. As additional consideration to the former shareholders of Bridges for Islands, we agreed that in the event of a merger, consolidation or other business combination in which we are not the surviving entity, or in an acquisition of all or substantially all of our outstanding share capital or assets, that they will receive $11,962,400 for their 1,097,650 ordinary shares. We agreed to provide these shareholders with either cash or additional ordinary shares of our company in order to insure that they will receive $11,962,400 for their 1,097,650 ordinary shares.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal Proceedings

In September 2002 an action was filed by Special Situations Fund III L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Technology Fund, L.P., major investors in the company, seeking approximately $600,000 in damages under a breach of contract claim. On March 28, 2003, a jury in New York entered a verdict against us, awarding the plaintiffs damages in the amount of approximately $603,000, plus interest and costs, $810,000 as of December 2002. On April 29, 2003 we appealed the decision to the Supreme Court of New York, Appellate Division, First Department. On May 13, 2003 we posted a bond in the full amount of the judgment. There can be no assurance that we will be successful in our appeal.

Dividend Distribution

We have never paid and do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Our earnings and other cash resources will be used to continue the development and expansion of our business. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions. Under Israeli law, the declaration of any final dividends also requires shareholder approval, which may reduce but not increase such dividends from the amount recommended by the Board of Directors.

B. SIGNIFICANT CHANGES

Since the date of the annual consolidated financial statements included in this annual report, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market:

	High	Low
1998	$15.375	$6.125
1999	16.375	6.75
2000	37.50	3.3125
2001	5.50	0.75
2002	2.12	0.50

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market:

	High	Low
2001		
First Quarter	$5.50	$1.125
Second Quarter	2.60	0.825
Third Quarter	2.80	0.96
Fourth Quarter	2.15	1.05
2002		
First Quarter	$1.55	$0.72
Second Quarter	1.94	0.90
Third Quarter	2.12	0.90
Fourth Quarter	1.34	0.50

Monthly Stock Information

The following table sets forth, for each month in the last six months of 2002, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market:

	High	Low
July	$2.12	$1.06
August	1.45	0.90
September	1.40	0.91
October	1.34	0.50
November	1.29	0.92
December	1.21	0.65

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares have traded on the Nasdaq National Market since our initial public offering on December 17, 1992. On October 27, 2000, our name was changed to Attunity Ltd and our Nasdaq symbol changed to ATTU.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSE OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Purposes and Objects of the Company

We are a public company registered under the Israel Companies Law as Attunity Ltd, registration number 52-003801-9. Our objects and purposes, as provided by Article 5A of our articles of association, are to carry on any lawful activity.

The Powers of the Directors

Under the provisions of the Israel Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See "Item 6B. Directors, Senior Management and Employees – Compensation."

The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

Our authorized share capital consists of 30,000,000 ordinary shares of a nominal value of NIS 0.1 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable.

Ordinary shares. The rights attached to the ordinary shares are as follows:

Dividend rights. Subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares with regard to dividends, the profits of the company available for dividend and resolved to be distributed shall be applied in payment of dividends upon the shares of the company in proportion to the amount paid up or credited as paid up per the nominal value thereon respectively. Unless not otherwise specified in the conditions of issuance of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the abovementioned period. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of profits legally available for distribution, in accordance with the provisions of the Israeli Companies Law. See "Item 8A. Financial Information – Consolidated and Other Financial Information – Dividend Distribution." If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required at any meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one-third (33%) of the voting rights in the company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

Under our articles of association, all resolutions require approval of no less than a majority of the voting rights represented at the meeting in person or by proxy and voting thereon.

Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See "Item 6A. Directors, Senior Management and Employees – Election of Directors."

Rights to share in profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See "Item 10B. Rights Attached to Shares – Dividend Rights."

Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Liability to capital calls by the company. Under our memorandum of association and the Companies Law, the liability of our shareholders is limited to the unpaid amount of the par value of the shares held by them.

Limitations on any existing or prospective major shareholder. See "Item 6A. Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law."

Changing Rights Attached to Shares

The rights attached to any class of shares (unless otherwise provided by the terms of issuance of the shares of that class) may be varied with the consent in writing of the holders of all the issued shares of that class, or with the sanction of a vote at a meeting of the shareholders passed at a separate meeting of the holders of the shares of the class by a majority of the voting rights of such class represented at the meeting in person or by proxy and voting thereon.

Unless otherwise provided by the conditions of issuance, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

Annual and Extraordinary Meetings

The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Unless a longer period for notice is prescribed by the Companies Law, at least ten (10) days and not more than sixty (60) days notice of any general meeting of shareholders shall be given. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of the shares and 1% of the voting rights, or one or more shareholders holding in the aggregate at least 5% of the voting rights in the company. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See "Item 10B. Rights Attached to Shares-Voting Rights."

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

The Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards' confirmations that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. The approval of a merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder. See also "Item 6A. Directors, Senior Management and Employees – Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law."

Disclosure of Shareholders Ownership

The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders by a majority of the votes of shareholders present by person or by proxy and voting in the shareholders meeting.

C. MATERIAL CONTRACTS

In February 2000, we acquired Bridges for Islands Ltd., an Israeli corporation which was then developing Attunity BPI™, a business process integration solution, in consideration of $18 million, of which we paid $4 million in cash and the balance by the issuance of 875,000 our ordinary shares and options. As part of the agreement, we provided the shareholders of Bridges for Islands with a share price protection guarantee, based on an issuance price of $16 per share, for a one-year period. This agreement was amended in June 2001 to provide that, instead of the price protection, we would issue, or transfer, or cause third parties to transfer, an additional 350,000 ordinary shares to the former shareholders of Bridges for Islands. The shareholders of Medatech Information Technology Ltd., and VisOpt B.V. transferred 300,000 of these 350,000 ordinary shares to the former shareholders of Bridges for Islands and we issued an additional 50,000 ordinary shares. On November 28, 2001, we filed an F-3 Registration Statement with respect to these shares with the SEC. As additional consideration to the former shareholders of Bridges for Islands, we agreed that in the event of a merger, consolidation or other business combination in which we are not the surviving entity, or in an acquisition of all or substantially all of our outstanding share capital or assets that they will receive $11,962,400 for their 1,097,650 ordinary shares. We agreed to provide these shareholders with either cash or additional ordinary shares of our company in order to insure that they will receive $11,962,400 for their 1,097, 650 ordinary shares.

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D. EXCHANGE CONTROLS

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

E. TAXATION

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us and our shareholders. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Recent Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the tax reform, which came into effect on January 1, 2003.

The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

- Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

- Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

- Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend; and

- Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares. See, "Capital Gains Tax " below.

- Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors). See, "Stock Option Plans" in Item 6E. above.

General Corporate Tax Structure

Israeli companies are subject to "Company Tax" at the rate of 36% of taxable income. However, the effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be considerably less. Subject to relevant tax treaties, dividends or interest received by an Israeli corporation from foreign subsidiaries are generally subject to tax regardless of its status as an Approved Enterprise.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, *e.g.*, the equipment to be purchased and utilized pursuant to the program. An approved enterprise is entitled to benefits including Israeli Government cash grants and tax benefits in specified development areas. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

Taxable income of a company derived from an approved enterprise is subject to Company Tax at the maximum rate of 25% (rather than 36%) for the benefit period. This period is ordinarily seven years (or ten years if the company qualifies as a foreign investors' company as described below) commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise within Israel will be eligible for a reduced tax rate for the remainder of the benefit period and is entitled to claim accelerated depreciation on buildings, machinery and equipment used by the approved enterprise.

A company owning an approved enterprise may elect to forego entitlement to the grants otherwise available under the Investment Law and in lieu thereof participate in an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between

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two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder, if any, of the otherwise applicable benefits period.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is essentially a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company which qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. Income derived from the approved enterprise program will be exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional eight years, provided that the company qualifies as a foreign investors' company as follows:

For a company with foreign investment of..........	The Company Tax rate is
over 25% but less than 49%	25%
49% or more but less than 74%............................	20%
74% or more but less than 90%............................	15%
90% or more	10%

In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax benefit period or within twelve years thereafter. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute such income as a dividend.

The Investment Center bases its decision as to whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, we cannot assure you that any of our applications, if made, will be approved in the future.

Our production facilities and those of our subsidiary ASS have been granted "Approved Enterprise" status under the Investment Law.

In June 2000, we filed an application for a fourth investment program which has not been approved, and the other three investment programs, which were approved in February 1993, November 1993 and February 1998, will expire in February 2005, October 2009 and February 2010, respectively. As of December 31, 2002, the investments under the June 2000 investment program remain in progress and have not been completed.

According to the provisions of the Investment Law, we have elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, income derived from the "Approved Enterprise" will be tax-exempt for a period of two years commencing with the year we first earn taxable income, and will be taxed at 10% to 25%, based upon the percentage of our foreign investment in, for an additional period of five-eight years. The period of tax benefits, detailed above, is subject to limits of the earlier of twelve years from the commencement of production, or fourteen years from the date of approval.

ASS has been granted status as an "Approved Enterprise" for two separate investment programs from 1991 and 1993 whereby it has elected to receive government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. The period of tax benefits, detailed above, is subject to limits of the earlier of twelve years from the commencement of production, or fourteen years from the date of approval. In 1993, ASS received approval for an expansion of the aforementioned programs whereby it has elected to enjoy "alternative benefits" – and, accordingly, its income from the "Approved Enterprise" will be tax-exempt for a period of ten years commencing with the year it first earns taxable income. As of December 31, 2002, ASS has not received final approvals for such programs.

If these retained tax-exempt profits are distributed in a manner other than in our complete liquidation they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an "Approved Enterprise." As of December 31, 2002, our accumulated deficit does not include tax-exempt profits earned by our and ASS's "Approved Enterprises."

Since we currently have no taxable income, the benefits have not yet commenced for all programs. Should we or ASS derive income from sources other than the "Approved Enterprise" during the periods of benefits, such income shall be taxable at the regular corporate tax rate of 36%.

The tax benefits discussed above are conditioned upon fulfillment of the requirements stipulated by the aforementioned law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event that we fail to comply with these conditions, the tax benefits could be canceled, in whole or in part, and we would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. We believe that we have been in full compliance with the aforementioned conditions through December 31, 2002.

The Investment Law has been extended until December 31, 2003 and there is no assurance that it will be further extended. Failure to extend the law will result in a significant increase in our effective corporate tax rate.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

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- amortization of purchases of know-how and patents over an eight-year period for tax purposes;

- the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

- accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which may be material to us can be summarized as follows:

There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

- Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

- Capital gains on specific traded securities are normally exempt from tax for individuals and are taxable for companies. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax for so long as they were quoted on Nasdaq or listed on a stock exchange in a country appearing in a list approved by the Controller of Foreign Currency and we qualified as an Industrial Company or an Industrial Holding Company.

Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange ("TASE") or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as Nasdaq).

This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with certain provisions of the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel (including Nasdaq), provided however that such capital gains are not derived from a permanent establishment of such shareholders in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering.

However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In any event, the provisions of the tax reform shall not effect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

In certain instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds over 10% of our voting power, and 15% for dividends generated by an approved enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%. However, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

Under an amendment to the Inflationary Adjustments Law, non-Israeli entities might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

Tax Benefits and Government Support for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures from proceeds made available to us through government grants are not deductible according to Israeli law.

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

- broker-dealers;
- financial institutions;
- certain insurance companies;
- investors liable for alternative minimum tax;

- tax-exempt organizations;
- non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar;
- persons who hold the ordinary shares through partnerships or other pass-through entities;
- investors that actually or constructively own 10 percent or more of our voting shares; and
- investors holding ordinary shares as part of a straddle or a hedging or conversion transaction.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

For purposes of this summary, a U.S. Holder is:

- an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;
- a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;
- an estate whose income is subject to U.S. federal income tax regardless of its source; or
- a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income (see "-New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See "Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (see "-New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the "IRS"). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

New Tax Law Applicable to Dividends and Long-Term Capital Gain

Under recently enacted tax legislation, dividends received by individual U.S. Holders from certain foreign corporations, and long-term capital gain realized by individual U.S. Holders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15% percent rate. The reduced rate on capital gains applies to sales and exchanges on or after May 6, 2003 and the reduced rates on dividend income to dividends received after December 31, 2002. The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions in the common stock or in certain other situations. The legislation contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below:

- you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares;
- the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year;
- gain recognized upon the disposition of ordinary shares would be taxable as ordinary income; and
- you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

Alternatively, if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals which, under current law, is 28%, Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F. DIVIDEND AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.attunity.com. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission's website at http://www.sec.gov. The Exchange Act file number for our Securities and Exchange Commission filings is 0-20892.

The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at Einstein Building, Tirat Carmel, Haifa, 39101, Israel.

70

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We are exposed to a variety of risks, including changes in interest rates affecting primarily the interest received on short term deposits, and foreign currency fluctuations. We do not use derivative financial instruments.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents. Our cash and cash equivalents are held in U.S. dollars and bear annual interest of 1.04% which is based upon the London Inter Bank Offered Rate (LIBOR). We place our cash and cash equivalents with major financial banks. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would be approximately $20,000.

Foreign Currency Exchange Risk

We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in U.S. dollars. We have mitigated, and expect to continue to mitigate a portion of our foreign currency exposure through salaries (which in 2002 represented 54% of our total expenses, impairment of assets and discontinued operations), marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Within the 90 days prior to the date of the filing of this annual report, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer Arie Gonen and Chief Financial Officer Shlomo Baumgarten, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14(c) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarized and reported timely. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings.

There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

ITEM 16. Reserved.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

Consolidated Financial Statements.

72

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit	Description
3.1	Memorandum of Association of the Registrant (1)
3.2	Articles of Association of the Registrant, as Amended (2)
4.1	Specimen of Ordinary Share Certificate (3)
10.1	Share Purchase Agreement among the Registrant, VisOpt B.V., Moyo B.V. and Natram B.V. dated as of July 21, 2000 (4)
10.2	Share Purchase Agreement between the Registrant and Bridges for Islands Ltd. dated March 27, 2000 (5)
10.3	Share Purchase Agreement among the Registrant, MedaTech Information Technology Ltd., Natram Management Ltd., Moyo Management Ltd. and Alon Harel, dated as of July 14, 2000 (6)
10.4	Annulment Agreement among the Registrant, VisOpt B.V., Moyo B.V. and Natram B.V. dated as of May 28, 2001 (2)
10.5	Annulment Agreement among the Registrant, MedaTech Information Technology Ltd., Natram Management Ltd., Moyo Management Ltd. and Alon Harel, dated as of May 28, 2001 (2)
10.6	Amendment to Share Purchase Agreement among the Registrant, Bridges for Islands Ltd., Dov Biran, Dr. Dov Biran Holdings Ltd. and Poalim Capital Markets and Investments Ltd., dated as of June 20, 2001 (2)
10.7	1992 Employee Stock Option Plan
10.8	1994 Employee Stock Option Plan
10.9	1998 Employee Stock Option Plan
10.10	Employment and Services Agreement among the Registrant and Mr. Gonen
21	List of Subsidiaries of the Registrant
23.1	Consent of Kost, Forer & Gabbay, Certified Public Accountants (Israel)
99.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.4	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

(1) Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, registration number 33-54020, and incorporated herein by reference.

(2) Filed as an exhibit to the registrant's annual report on Form 20-F for the year ended December 31, 2000.

(3) Filed as Exhibit 4.1 to the Registrant's Registration Statement on Form F-1 registration number 33-54020, and incorporated herein by reference.

(4) Filed as Exhibit 10.4 to the Registrant's Registration Statement on Form F-3 registration number 333-12450, and incorporated herein by reference.

(5) Filed as Exhibit 10.5 to the Registrant's Registration Statement on Form F-3 registration number 333-11972, and incorporated herein by reference.

(6) Filed as Exhibit 10.5 to the Registrant's Registration Statement on Form F-3 registration number 333-12450, and incorporated herein by reference.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

- - - - - - - -

74

ERNST & YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

ATTUNITY LTD.

We have audited the accompanying consolidated balance sheets of Attunity Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in United States.

As discussed in Note 2i to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142 in 2002.

Kost, Forer and Gabbay
KOST FORER & GABBAY
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 3, 2003
Except for Note 19 for which
the date is March 31, 2003

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,693	$ 3,045
Short-term bank deposits	88	-
Marketable securities	-	21
Trade receivables (net of allowance for doubtful accounts of $ 33 and $ 63 at December 31, 2002 and 2001, respectively)	3,377	2,800
Other accounts receivable and prepaid expenses (Note 3)	1,233	1,082
Total current assets	7,391	6,948
SEVERANCE PAY FUND	1,189	1,207
PROPERTY AND EQUIPMENT, NET (Note 4)	1,145	1,670
SOFTWARE DEVELOPMENT COSTS, NET (Note 5)	6,075	6,070
GOODWILL (Note 6)	5,684	5,399
Total assets	$ 21,484	$ 21,294

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except for share data

	December 31, 2002	December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit (Note 7)	$ 175	$ 174
Current maturities of long-term debt (Note 9)	205	231
Trade payables	645	1,320
Deferred revenues	1,986	2,221
Employees and payroll accruals	1,055	1,200
Accrued expenses and other liabilities (Note 8)	2,658	1,156
Accrued expenses related to restructuring (Note 1c)	-	788
Total current liabilities	6,724	7,090
LONG-TERM LIABILITIES:		
Long-term debts (Note 9)	55	211
Accrued severance pay	1,625	1,668
Total long-term liabilities	1,680	1,879
COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)		
SHAREHOLDERS' EQUITY (Note 12):		
Share capital - Authorized: 30,000,000 Ordinary shares of NIS 0.1 par value as of December 31, 2002 and 2001; Issued and outstanding: 14,767,432 and 14,580,160 shares as of December 31, 2002 and 2001, respectively	525	520
Additional paid-in capital	86,504	86,557
Treasury shares at cost	-	(31)
Accumulated other comprehensive loss	(608)	(876)
Accumulated deficit	(73,341)	(73,845)
Total shareholders' equity	13,080	12,325
Total liabilities and shareholders' equity	$ 21,484	$ 21,294

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,		
	2002	2001	2000
Revenues (Note 17):			
Software licenses	$ 6,931	$ 6,355	$ 7,583
Maintenance and support	6,057	4,978	4,626
Services	4,467	5,536	6,462
	17,455	16,869	18,671
Cost of revenues:			
Software licenses	1,863	2,547	2,113
Maintenance and support	764	1,042	858
Services	3,376	4,862	5,374
	6,003	8,451	8,345
Gross profit	11,452	8,418	10,326
Operating expenses:			
Research and development, net (Note 18a)	2,023	3,982	3,559
Selling and marketing	5,585	12,120	11,992
General and administrative	1,509	3,829	5,463
Restructuring and other non-recurring charges (Note 18b)	1,708	1,326	-
Impairment of investment and other assets (Note 14)	-	2,658	6,090
In-process research and development write-off	-	-	12,997
Total operating expenses	10,825	23,915	40,101
Operating income (loss)	627	(15,497)	(29,775)
Financial income, net (Note 18b)	141	48	416
Taxes on income (tax benefit) (Note 13)	264	402	(200)
Income (loss) from continued operations	504	(15,851)	(29,159)
Discontinued operations (Note 15):			
Earnings from discontinued operations of a segment of a business, net of income tax provision of $ 74	-	-	82
Gain (loss) on disposal of segment	-	220	(2,224)
Gain (loss) from discontinued operations, net of income tax	-	220	(2,142)
Net income (loss)	$ 504	$ (15,631)	$ (31,301)
Basic and diluted net earnings (loss) per share from continued operations	$ 0.03	$ (1.36)	$ (2.96)
Basic and diluted net earnings (loss) per share from discontinued operations	$ -	$ 0.02	$ (0.22)
Basic and diluted net earnings (loss) per share	$ 0.03	$ (1.34)	$ (3.18)

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity
Balance as of January 1, 2000	$379	$46,742	$-	$(692)	$(26,913)		$19,516
Issuance of shares ,net	21	12,911	-	-	-		12,932
Issuance of shares, upon acquisition of Medatech	1	1,299	-	-	-		1,300
Issuance of shares, upon investment in Visopt	6	6,494	-	-	-		6,500
Issuance of shares and options upon acquisition of BFI	19	13,982	-	-	-		14,001
Exercise of employees stock options	5	1,044	-	-	-		1,049
Other comprehensive loss:							
Foreign currency translation adjustments	-	-	-	(20)	-	$(20)	(20)
Net loss	-	-	-	-	(31,301)	(31,301)	(31,301)
Total comprehensive loss						$(31,321)	
Balance as of December 31, 2000	431	82,472	-	(712)	(58,214)		23,977
Issuance of shares and options, net	89	4,577	-	-	-		4,666
Purchase of treasury shares as result of Medatech and Visopt annulment agreement	(7)	-	(485)	-	-		(492)
Issuance of shares and options upon price protection related to the acquisition of BFI	7	(492)	485	-	-		-
Exercise of employees stock options	*) -	-	-	-	-		*) -
Write-off of loan granted to a senior employee	-		(31)	-	-		(31)
Other comprehensive loss:							
Foreign currency translation adjustments	-	-	-	(164)	-	$(164)	(164)
Net loss	-	-	-	-	(15,631)	(15,631)	(15,631)
Total comprehensive loss						$(15,795)	
Balance as of December 31, 2001	520	86,557	(31)	(876)	(73,845)		12,325
Exercise of employees stock options	5	-	-	-	-		5
Issuance expenses related to issuance of shares in 2001	-	(103)	-	-	-		(103)
Compensation in respect of warrants granted to a consultant	-	50	-	-	-		50
Release of treasury stock resulted from write-off of a loan granted to a senior employee	-	-	31	-	-		31
Other comprehensive income:							
Foreign currency translation adjustments	-	-	-	268	-	$268	268
Net income	-	-	-	-	504	504	504
Total comprehensive income						$772	
Balance as of December 31, 2002	$525	$86,504	$-	$(608)	$(73,341)		$13,080

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2002	**2001**	**2000**
Cash flows from operating activities:			
Net income (loss)	$ 504	$ (15,631)	$ (31,301)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	679	1,782	1,612
Impairment of property and equipment	-	389	-
Amortization of capitalized software development costs	1,590	2,378	2,064
Loss (gain) from discontinued operations	-	(220)	2,142
Impairment of investment and other assets	-	2,658	6,090
Decrease (increase) in trading marketable securities, net	24	866	(113)
Decrease (increase) in trade receivables	(552)	3,115	1,034
Decrease (increase) in other accounts receivable and prepaid expenses	(101)	321	(77)
Increase (decrease) in trade payables	(691)	(864)	825
Increase (decrease) in deferred revenues	(291)	(331)	329
Increase (decrease) in accrued expenses, employees and other liabilities	479	358	(296)
Increase (decrease) in accrued severance pay, net	(18)	117	123
In- process research and development write- off	-	-	12,997
Write-off of loan granted to employee	-	90	-
Compensation in respect of warrants granted to a consultant	50	-	-
Others	(9)	(3)	-
Net cash provided by (used in) operating activities	1,664	(4,975)	(4,571)
Cash flows from investing activities:			
Proceeds from restricted marketable securities	-	205	-
Investment in restricted marketable securities	-	(205)	-
Capitalization of software development costs	(1,595)	(2,000)	(1,995)
Purchase of property and equipment	(199)	(400)	(1,449)
Proceeds from sale of property and equipment	46	63	119
Loan granted to a senior employee	-	-	(121)
Investment in short-term bank deposits	(88)	-	-
Payment for acquisition of Bridges for Islands, net of cash acquired (1)	-	-	(4,364)
Net cash used in investing activities	(1,836)	(2,337)	(7,810)
Cash flows from financing activities:			
Proceeds from exercise of options	5	*) -	1,049
Proceeds from issuance of shares and options, net	-	4,666	12,932
Issuance expenses related to issuance of shares in 2001	(103)	-	-
Short-term bank credit, net	2	108	43
Proceeds from long-term debt	86	33	140
Principal payment of long-term debt	(259)	(292)	(163)
Proceeds from release of treasury stocks	31	-	-
Net cash provided by (used in) financing activities	(238)	4,515	14,001
Effect of exchange rate changes on cash and cash equivalents	58	(46)	(4)
Increase (decrease) in cash and cash equivalents	(352)	(2,843)	1,616
Cash and cash equivalents at the beginning of the year	3,045	5,888	4,272
Cash and cash equivalents at the end of the year	$ 2,693	$ 3,045	$ 5,888

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31, 2002	2001	2000
(1) Cash and cash equivalents from the acquisition of Bridges for Islands (see also Note 1b):			
Net fair value of the assets acquired and liabilities assumed at the acquisition date was as follows:			
Working capital deficiency, excluding cash and cash equivalents			$ (139)
Property and equipment			73
Long-term liabilities			(48)
In process research and development			12,997
Goodwill			4,758
Assembled workforce			724
			18,365
Less - issuance of Ordinary shares and options			14,001
			$ 4,364
Supplemental disclosure of cash flow activities:			
Cash paid during the year for:			
Interest	$ 60	$ 209	$ 54
Income taxes	$ 12	$ 402	$ 33
Supplemental disclosure of non-cash investing and financing activities:			
Capital lease obligation incurred upon the acquisition of property and equipment	$ -	$ 259	$ 242
Purchase of treasury shares as result of Medatech and Visopt annulment agreement	$ -	$ 492	$ -

The accompanying notes are an integral part of the consolidated financial statements.

U.S. dollars in thousands

NOTE 1:- GENERAL

a. Attunity Ltd. ("Attunity") and its subsidiaries ("the Company") develop, market and provide support for computer software integration tools and application development tools.

The Company's main product is the Attunity Connect. Attunity Connect is an enterprise information infrastructure product, which is available on multiple platforms and provides database-independent access to many databases and file systems. Attunity Connect standardizes the interaction between data sources and application programs utilizing various universally accepted standards. In addition, the Company is currently developing the Attunity Business Process Integrator ("BPI"). Attunity BPI will provide users with the ability to transform legacy data and programs into dynamic reusable services.

The Company's principal application development tools are CorVision, an application generator, and APTuser, a database retrieval and production report generator. The Company also markets and supports through its Israeli subsidiary, Attunity Software Services Ltd. ("ASS") (formerly: "Meyad"), "Mancal 2000", a logistics and financial application software package.

As for geographic markets and major customers, see Note 17.

b. Acquisitions:

1. In February 2000, the Company consummated the acquisition of all the outstanding shares of Bridges for Islands Ltd. ("BFI"), an Israeli privately held company engaged in the development of BPI, a business integration solution, in consideration of $ 18,587, including $ 587 of costs related to the acquisition, of which $ 4,364 was paid in cash and the remaining balance by the issuance of 747,650 Ordinary shares and 127,350 options of Attunity in exchange for the options held by employees of BFI as of the acquisition date, aggregating to a value of $ 14,001. The Company entered into a share price protection guarantee with the shareholders of BFI pertaining to the shares to be issued to them at $ 16 per share for a one year period from the registration date with the SEC ("Securities and Exchange Commission") of the abovementioned shares.

   The BFI acquisition has been accounted for according to the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon the related fair values on the date of the acquisition.

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

The purchase price has been allocated as follows:

Working capital deficiency, net	$	83
Property and equipment		73
Long-term liabilities		(48)
In process research and development (I)		12,997
Goodwill (II)		4,758
Assembled workforce (III)		724
	$	18,587

(I) In connection with the BFI acquisition, the Company recorded a one time expense of approximately $ 12,997 to write-off of in process research and development acquired from BFI, for which as of the acquisition date, technological feasibility had not yet been established and for which no alternative future use existed.

(II) Goodwill was amortized over its useful life, which is estimated at 10 years until December 31, 2001 and thereafter and is being tested for impairment annually (see also Note 2i).

(III) Assembled workforce was amortized over its useful life, which was estimated at 3 years.

During 2001, the Company assessed the recoverability of the carrying amount of assembled workforce based upon the difference between the carrying amount and fair value of such asset in accordance with Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121").

Consequently, the Company wrote-off the assembled workforce and recorded an impairment charge amounting to $ 272, which was included in "Impairment of investment and other assets" (see also Note 14).

The operations of BFI were included in the consolidated statements of the Company since February 2000.

In June 2001, the purchase agreement was amended to provide that, instead of the price protection, the Company issued an additional 350,000 Ordinary shares (of which 300,000 were transferred from the shareholders of Medatech Information Technology Ltd. ("Medatech"), and VisOpt B.V. ("VisOpt")), at their par value to the former shareholders of BFI. According to the agreement, in the event of merger, consolidation or other business combination in which the Company is not the surviving entity, or in an acquisition of all or substantially all of the Company's outstanding share capital or assets, the Company agreed to provide the shareholders with either cash or additional Ordinary shares in order to ensure that they will receive $ 11,962 for their 1,097,650 Ordinary shares. An amendment to the price protection agreement was also signed

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

with certain employees. According to the agreement, certain former employees were grant 70,632 fully vested options with an exercise price of $ 0.024 in exchange for their waiving of the shares of which they were eligible to as result of the price protection mechanism. In 2002, the Company signed similar agreement with other former employees, granting 76,659 options under the same terms.

2. In March 2000, the Company acquired 100% of the Ordinary shares of Medatech Information Technology Ltd. ("Medatech"), a company which provides software system integration services and 19.9% of the Ordinary shares of VisOpt B.V. ("VisOpt"), a provider of ERP system integration services in consideration of $ 7,800, which was paid in the form of the issuance of 300,000 of the Company's Ordinary shares. Medatech and VisOpt were owned by the same shareholders.

The Company entered into a share price protection agreement with the shareholders of Medatech and VisOpt pertaining to the shares to be issued to them, at $ 26 per share for a one year period from the registration date with the Securities and Exchange Commission ("SEC") of the abovementioned shares.

The acquisition of Medatech was accounted for by the purchase method of accounting, and the investment in VisOpt was accounted for under the cost method.
The total purchase price was allocated as follows: $ 1,300 to Medatech and $ 6,500 to VisOpt based upon the related fair values on the date of the acquisition.

Proforma information in accordance with APB 16 "Business Combinations" has not been provided since the results of operations of Medatech were discontinued.

On March 19, 2001, in light of the exposure related to price protection, the Board of Directors decided to reverse the acquisition of Medatech and VisOpt. On May 28, 2001, the Company signed an annulment agreement with the former owners of Medatech and VisOpt, which specifies the terms of the annulment.

This agreement stated that Attunity would transfer the Medatech shares to the former shareholders, in exchange for their waiving to the shares of which they were eligible as result of the price protection mechanism, and the shareholders would transfer their Attunity shares to an escrow agent on behalf of Attunity. The parties also agreed that all share options granted by Attunity to the shareholders and to any employees of Medatech pursuant to the Medatech agreement, would be null and void.

The agreement also states that none of the parties would have any claims, demands or causes of action with respect to the Medatech agreement or the annulment thereof, except for the shares transfer.

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

The Company accounted for the reversal of the acquisition of Medatech in accordance with Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30") and Emerging Issues Task Force No. 95-18 "Accounting and Reporting for Discontinued Business Segment when the Measurement Date Occurs After the Balance Sheet Date But Before the Issuance of Financial Statements" ("EITF 95-18) (see also Note 15).

As a result of the annulment agreement as mentioned above, the Company recorded gain (loss) from discontinued operations of $ 220 and $ (2,142) in the years ended December 31, 2001 and 2000, respectively.

The write-off of the investment in VisOpt, amounted to $ 6,090, was recorded as an impairment charge of investment and was included in "Impairment of Investment and other assets" in the year ended December 31, 2000 (see also Note 14).

c. Restructuring and non-recurring expenses:

In September 2001, after sustaining substantial losses, due to recent events and a slow-down in the software industry, the Company implemented a restructuring plan. The plan consisted of the involuntary termination of 30 employees (8 research and development employees, 11 consulting and support employees, 6 sales and marketing employees and 5 other employees).

In accordance with SFAS No. 121, Emerging Issues Task Force No. 94-3, "Liability recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs in a Restructuring)" ("EITF No. 94-3") and Staff Accounting Bulletin No.100 "Restructuring and Impairment Charges" ("SAB 100"), the Company recorded restructuring charges of $ 1,326.

Since a substantial portion of the Company's employees in its facilities in the U.S were dismissed, the Company impaired leasehold improvements that had no useful use as a result of the dismissal of employees.

The major components of the 2001 restructuring plan charges are as follows:

	Original accruals	Utilized		Balance as of December 31, 2002
		Cash	Non-cash	
Write-off of leasehold improvements	$ 389	$ -	$ 389	$ -
Termination of employees	385	385	-	-
Future rent of unoccupied areas	484	484	-	-
Other	68	68	-	-
	$ 1,326	$ 937	$ 389	$ -

See also Note 18b.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars ("dollars"):

A majority of the revenues of Attunity and certain of its subsidiaries is generated in dollars. In addition, a substantial portion of Attunity and certain subsidiaries' costs is denominated in dollars. The Company's management believes that the dollar is the primary currency in the economic environment in which those companies operate. Thus, the functional and reporting currency of those companies is the dollar.

Accordingly, monetary accounts maintained in currencies other than the Dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

The financial statements of the Israeli and other foreign subsidiaries whose functional currency is determined to be their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders' equity, accumulated other comprehensive loss.

c. Principles of consolidation:

The consolidated financial statements include the accounts of Attunity and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

d. Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with maturities of three months or less at the date acquired.

e. Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in New Israeli Shekels ("NIS") and bear interest at an average rate of 8.7%. The short-term deposits are presented at their cost, including accrued interest.

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f. Marketable securities:

The Company accounts for its investments in marketable securities using Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

Management determines the appropriate classification of its investments in debt and marketable equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. The securities were classified as trading securities when the Company holds the securities for resale in anticipation of short-term market movements. The Company's trading securities carried at their fair value based upon the quoted market price of those investments. Net realized and unrealized gains and losses on these securities are included in financial expenses or income, as appropriate.

g. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

	%
Computers and peripheral equipment	20 - 33
Office furniture and equipment	10 - 20
Motor vehicles	15
Leasehold improvements	Over the related lease period

See also Note 1c.

h. Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In 2002, no impairment losses have been identified.

During 2001, the Company recorded impairment expenses amounting to $ 272 attributed to assembled workforce, according to SFAS No. 121, which were included in "Impairment of investment and other assets" (see also Note 1b).

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i. Goodwill:

Goodwill arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over the estimated useful life, which is 7-10 years.

SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the Company's reporting unit with its carrying value. Fair value was determined using discounted cash flows, market multiples and comparative analyze. Significant estimates used in the methodologies included estimates of future cash flows and estimates of market multiples for the reportable unit.

The Company performed its adoption test at the beginning of the year and the annual impairment test during the third fiscal quarter. As of December 31, 2002, no impairment losses have been identified.

j. Research and development costs:

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in Statement of Financial Accounting Standards No.86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" ("SFAS No.86").

Based on the Company product development process, technological feasibility is established upon completion of a detail program design.

Capitalized software costs are amortized on a product by product basis commencing with general product release by the amount computed using the straight-line method over the estimated useful life of the product (five years), and are included in costs of revenues.

At each balance sheet date, the Company assesses the recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis. Should the amount of the unamortized capitalized costs of a computer software product exceeds the net realizable value, these products will be written down by the excess amount. In the years ended December 31, 2002, 2001 and 2000 the Company recorded $ 0, $ 2,386 and $ 0, respectively, as impairment of capitalized software costs, which were included in "Impairment of investment and other assets" (see also Note 14).

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k. Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

l. Advertising expenses:

Advertising expenses are carried to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2002, 2001 and 2000 amounted to $ 55, $ 648 and $ 572, respectively.

m. Revenue recognition:

The Company generates revenues mainly from license fees and sub-license fees for the right to use its software products, maintenance, support, consulting and training services. The Company sells its products primarily through its direct sales force to customers and indirectly through distributors and value added resellers ("VARs"). Both the customers and the distributors or resellers are considered end users. The Company is also entitled to royalties from some distributors and VARs upon the sublicensing of the software to end users.

The Company accounts for software sales in accordance with Statement of Position No. 97-2, "Software Revenue Recognition", as amended ("SOP No. 97-2"). SOP No. 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP No. 98-9"). SOP No. 98-9 requires that revenue be recognized under the "residual method" when vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements and all other four criteria of SOP No. 97-2 are met. Under the residual method any discount in the arrangement is allocated to the delivered element.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. The Company generally does not grant a right of return to its customers. The Company considers all arrangements with payment terms extending beyond one year not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from royalties are recognized according to quarterly royalties reports, as received from customers which embed the Company's products in their own products and the Company is entitled to a percentage of the customer revenue from the combined product.

Maintenance and support revenue included in multiple element arrangement is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

Arrangements that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. To date, the Company had determined that the services are not considered essential to the functionality of other elements of the arrangement, therefore, these revenues are recognized as the services are performed.

Deferred revenues includes unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

In agreements for which an acceptance provision in the contract is required by the customer, the Company defers revenues until receiving the acceptance confirmation.

n. Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and trade receivables.

Cash and cash equivalents and short-term bank deposits are invested in major banks in Israel, Europe and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists.

The Company's trade receivables are mainly derived from sales to customers located primarily in the United States, Israel, Europe, Far East and South America. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o. Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying shares on the date of grant, compensation expense is recognized.

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148, "Accounting for Stock Based Compensation Transmission and Disclosure - an amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As at the balance sheet date, the Company continues to apply APB No. 25 (see also Note 12).

Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2000, 2001 and 2002 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2002	2001	2000
Dividend yield	0%	0%	0%
Expected volatility	79.5%	130%	91%
Risk-free interest	1.5%	3%	4.5%
Expected life of up to	6 years	6 years	6 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Proforma information under SFAS No. 123, is as follows:

	Year ended December 31, 2002	2001	2000
Net income (loss) from continued operations	$ 504	$ (15,851)	$ (29,159)
Net income (loss) from discontinued operations, net of income tax	-	220	(2,142)
Net income (loss)	$ 504	$ (15,631)	$ (31,301)
Deduct stock-based employee compensation fair value	$ (994)	$ (1,508)	$ (3,652)
Proforma:			
Net loss from continued operations	$ (490)	$ (17,359)	$ (32,811)
Net income (loss) from discontinued operations, net of income tax	-	220	(2,142)
Net loss	$ (490)	$ (17,139)	$ (34,953)
Net earnings (loss) per share:			
Basic and diluted net earnings (loss) per share from continued operations as reported	$ 0.03	$ (1.36)	$ (2.96)
Basic and diluted net earnings (loss) per share from discontinued operations , net of income tax	$ -	$ 0.02	$ (0.22)
Basic and diluted net earnings (loss) per share	$ 0.03	$ (1.34)	$ (3.18)
Proforma basic and diluted net loss per share from continued operations as reported	$ (0.03)	$ (1.49)	$ (3.33)
Proforma basic and diluted net earnings (loss) per share from discontinued operations , net of income tax	$ -	$ 0.02	$ (0.22)
Proforma basic and diluted net loss per share	$ (0.03)	$ (1.47)	$ (3.55)

The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation model to measure the fair value of the warrants at the date of grant.

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p. Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128. "Earnings Per Share" ("SFAS No. 128").

Certain outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share because the securities are antidilutive for all periods presented. The total weighted average number of shares related to the outstanding stock options and warrants excluded from the calculations of diluted net earnings (loss) per share were 6,367,656, 6,950,161 and 1,383,713 for the years ended December 31, 2002, 2001 and 2000, respectively.

q. Severance pay:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date for all employees in Israel. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay fund, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these policies is recorded as an asset in the Company's balance sheet.

Severance pay expenses for the years ended December 31, 2002, 2001 and 2000 were $ 576, $ 1,375 and $ 554, respectively.

r. Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credits and trade payables approximate their fair values due to the short-term maturity of these instruments.

The fair value of long-term liabilities was estimated by discounting the future cash flow using rate currently available for long-term liabilities of similar terms and maturity. The carrying amount of the Company's long-term liabilities approximates their fair value.

s. Impact of recently issued accounting standards:

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 will have a material impact on its results of operations or financial position.

t. Reclassification:

Certain amounts from prior years referring to revenues and balances of restricted cash, goodwill, share capital and additional paid in capital have been reclassified to conform with current year presentation. The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows.

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,	
	2002	2001
Prepaid expenses	$ 460	$ 548
Government authorities	370	309
Employees	166	172
Other	237	53
	$ 1,233	$ 1,082

U.S. dollars in thousands

NOTE 4:- PROPERTY AND EQUIPMENT, NET

	December 31, 2002	December 31, 2001
Cost:		
Computers and peripheral equipment	$ 4,937	$ 4,811
Office furniture and equipment	827	806
Motor vehicles	572	688
Leasehold improvements	1,110	1,025
	7,446	7,330
Accumulated depreciation:		
Computers and peripheral equipment	4,513	2,775
Office furniture and equipment	581	1,831
Motor vehicles	316	344
Leasehold improvements	891	710
	6,301	5,660
Depreciated cost	$ 1,145	$ 1,670

Depreciation expenses for the years ended December 31, 2002, 2001 and 2000 are $ 679, $ 806 and $ 728, respectively.

During 2001, as part of the restructuring plan, the Company recorded impairment charges amounting to $ 389 attributed to leasehold improvements (see Note 1c).

For charges on the Company's property and equipment, see Note 10.

NOTE 5:- SOFTWARE DEVELOPMENT COSTS, NET

a. Original amounts:

	December 31, 2002	December 31, 2001
Software development costs	$ 15,297	$ 13,702
Less - accumulated amortization	9,222	7,632
Amortized cost	$ 6,075	$ 6,070

b. Amortization expenses amounted to $ 1,590, $ 2,378 and $ 2,064 for the years ended December 31, 2002, 2001 and 2000, respectively.

During 2001, the Company recorded impairment expenses amounting to $ 2,386 attributed to capitalized software costs, which were included in "Impairment of investment and other assets".

U.S. dollars in thousands

NOTE 5:- SOFTWARE DEVELOPMENT COSTS, NET (Cont.)

c. Estimated amortization expenses for the years ended:

	December 31,
2003	$ 1,874
2004	1,874
2005	1,077
2006	756
2007	494

NOTE 6:- GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

Balance as of January 1, 2002	$ 5,399
Foreign currency translation adjustments	285
Balance as of December 31, 2002	$ 5,684

The results of operations presented below for the three years ended December 31, 2002, 2001 and 2000, reflect the operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

	Year ended December 31,		
	2002	2001	2000
Reported net income (loss)	$ 504	$ (15,631)	$(31,301)
Goodwill amortization	-	733	737
Adjusted net income (loss)	$ 504	$ (14,898)	$(30,564)
Basic and diluted net earnings (loss) per share:			
Reported net income (loss)	$ 0.03	$ (1.34)	$ (3.18)
Goodwill amortization	-	0.06	0.08
Adjusted net income (loss)	$ 0.03	$ (1.28)	$ (3.10)

U.S. dollars in thousands

NOTE 7:- SHORT-TERM BANK CREDIT

	December 31,			
	(i) nterest rate		Amount	
	2002 (ii)	2001	2002	2001
Short-term bank loans:				
In NIS	11.75	-	$ 149	$ -
Short-term bank credit:				
In NIS	13.4	6.3-7.3	26	174
			$ 175	$ 174
(1) Total authorized credit lines approximate			$ 662	
(2) Unutilized credit lines approximate			$ 513	
(3) Weighted average interest rates at the end of the year			12.2%	6.8%

NOTE 8:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	
	2002	2001
Government authorities	$ 421	$ 361
Lawsuit accrual (see also Note 18b)	810	-
Accrued expenses	687	367
Termination of lease accrual (see also Note 18b)	290	-
Royalties to Government authorities	270	386
Others	180	42
	$ 2,658	$ 1,156

U.S. dollars in thousands

NOTE 9:- LONG-TERM DEBTS

	December 31, 2002	December 31, 2001
Capital lease obligations, linked to the U.S. dollar and bears interest of 6.7%	$ 174	$ 337
Other loans, linked to the Israeli Consumer Price Index and bears interest of 5% to 7.8%	86	105
	260	442
Less - current maturities:		
Capital lease obligations	135	168
Other loans	70	63
	$ 55	$ 211
As of December 31, 2002, the aggregate annual maturities of long-term debts are as follows:		
First year (current maturities)	$ 205	$ 231
Second year	41	167
Third year	14	39
Fourth year	-	5
	$ 260	$ 442

See also Note 10.

NOTE 10:- CHARGES (ASSETS PLEDGED)

As collateral for certain liabilities of the Company to banks and others, fixed charges have been recorded on certain property and equipment of the Company.

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

a. Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements which expire in various dates. Future minimum commitments under these leases as of December 31, 2002, are as follows:

Year ending December 31,	Operating leases
2003	$ 1,169
2004	1,250
2005 and thereafter	1,121
	$ 3,540

Rent expenses under operating leases for the years ended December 31, 2002, 2001 and 2000 were $ 704, $ 1,298 and $ 850, respectively.

U.S. dollars in thousands

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b. Royalties:

The Company participates in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2002, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("the OCS") in the aggregate amount of $ 2,418 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 2%-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Through December 31, 2002, the Company has paid or accrued royalties to the OCS in the amount of $ 1,128. As of December 31, 2002, the aggregate contingent liability to the OCS amounted to $ 1,472.

c. Litigation:

In November 2002, the four Special Situations Funds ("SSF") that invested in the Company's October 2001 private placement filed a complaint against the Company alleging that the Company had breached the Registration Rights Agreement related to their investment in the Company.

As such, SSF sought to collect liquidation damages of approximately $603 plus unspecified actual damages allegedly due as a result of delay in having Registration Statement covering the shares purchased by SSF declared effective. Subsequent to the balance sheet date a ruling was given, refer to Note 19.

NOTE 12:- SHAREHOLDERS' EQUITY

a. The Ordinary shares of the Company are quoted on Nasdaq stock market. The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

In March 2000, the Company issued 850,000 Ordinary shares to private investors in consideration of approximately $ 13,000 (see also Note 12d).

b. In October 2001, the Company issued 3,846,156 Ordinary shares to private investors in consideration of approximately $ 4,666. In addition, the Company granted the investors and agents warrants to purchase 4,150,387 of the Company's Ordinary shares at an exercise price of $1.75 -$ 2.25. The agreement states that in the event that the share price reaches $ 3 and $ 4, the Company may force the investors to exercise the warrants, otherwise they would be forfeited. These warrants will expire in October 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

c. Stock Option Plans:

Under the Company's 1992, 1994, 1998 and 2001 Stock Option Plans (the "Plans"), the Company has granted options to purchase Ordinary Shares to key employees, directors and officers as an incentive to attract and retain qualified personnel. The exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company's Ordinary shares on the date of grant for ISO options and 75% of the fair market for non-qualified. Under the terms of these four plans, options generally become exercisable ratably over a three to five - year of employment commencing with the date of grant. The options generally expire no later than 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

Under the Plans 3,500,000 Ordinary shares of the Company were reserved for issuance. Any options which are canceled or forfeited before expiration become available for future grants. As of December 31, 2002, under the plans there are 1,575,980 options available for future grants.

Below is a summary of the Company's stock option activity, and related information:

	Year ended December 31					
	2002		2001		2000	
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price
	In thousands		In thousands		In thousands	
Outstanding at the beginning of the year	2,238	$ 3.87	1,226	$ 8.61	1,068	$ 8.02
Granted	143	$ 1.09	1,710	$ 1.26	539	$ 8.81
Exercised	(187)	$ 0.02	(20)	$ 0.02	(189)	$ 5.54
Forfeited and cancelled	(590)	$ 4.85	(678)	$ 5.57	(192)	$ 8.33
Outstanding at the end of the year	1,604	$ 3.71	2,238	$ 3.87	1,226	$ 8.61
Exercisable at December 31,	990	$ 5.18	1,218	$ 5.74	387	$ 7.44

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2002, have been separated into ranges of exercise prices as follows:

Ranges of exercise prices	Outstanding at December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Exercisable at December 31, 2002	Weighted average exercise price
$	In thousands	Years	$	In thousands	$
0.02	6	3	0.02	4	0.02
0.08	40	5.76	0.82	-	-
1.05 - 1.4	879	4.38	1.2	369	1.20
1.5 - 1.94	79	3.31	1.72	51	1.72
2.9 - 3	26	3.21	2.94	20	2.94
4.5 - 6.5	66	3.33	5.5	57	5.50
6.88 - 9.75	423	2.86	8.24	406	8.24
10 - 13.25	72	2.12	11.06	72	11.06
16	13	3	16	11	16
	1,604		3.71	990	5.18

Weighted average fair values and weighted average exercise prices of options whose exercise prices is equal to, lower than or exceeds market price of the shares at date of grant are as follows:

	Year ended December 31,					
	2002		2001		2000	
	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price
Equals market price at date of grant	$ 0.84	$ 1.22	$ 0.98	$ 1.32	$ 7.08	$ 7.83
Exceeds market price at date of grant	$ -	$ -	$ 1.30	$ 1.83	$ 11.11	$ 21.88
Lower than market price at date of grant	$ 1.29	$ 0.02	$ 1.77	$ 0.02	$ 7.89	$ 1.78

U.S. dollars in thousands

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

d. Stock warrants:

The Company has issued warrants, as follows:

Issuance date		Outstanding as of December 31, 2002	Exercise price	Exercisable as of December 31, 2002	Exercisable through
June 2000	(1)	425,000	$20 - $25.50	425,000	March 31, 2005
October 2000	(2)	72,000	$ 12	72,000	October 31, 2005
June 2001	(3)	180,000	$ 2.5	180,000	December 31, 2004
October 2001	(4)	4,150,387	$1.75 - $2.25	4,150,387	October 16, 2005
		4,827,387		4,827,387	

(1) Issued to investors and underwriters of 2000 private placement. These warrants will expire on March 31, 2005.

(2) Issued to consultants and underwriters of 2000 private placement. These warrants will expire on October 31, 2005.

(3) Issued to a consultant for public relationship services. These warrants will expire on December 31, 2004.

(4) Issued to investors and underwriters of the October 2001 private placement. These warrants will expire on October 16, 2005.

The Company had accounted for its warrants to consultants under the fair value method of SFAS No. 123 and EITF No. 96-18. The fair value for these warrants was estimated using Black-Scholes option-pricing model with the following weighted-average assumptions for 2002 and 2001: risk-free interest rates of 2.5% for 2002, and 3% for 2001, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 0.795 and 1.3, respectively and a weighted-average contractual life of approximately 2 years for each year.

In 2002, the Company has recorded $ 50 as compensation expenses in the financial statements, as a result of warrants granted to a consultant for public relationship services, which has been vested through 2002.

e. During 2000, the Company granted a senior employee a fully recourse loan in the amount of $ 121 to satisfy tax payment in respect of options exercised.

During 2001, as a result of delay in the employee repayment of the debt, the Company wrote the loan off. In addition, the Company imposed restrictions on the employee's ownership on the shares, until settlement will be achieved. As a result of the uncertainty of the loan repayment, the Company recorded $ 90 as a loan write-off charge and the remaining $ 31, which represents the fair value of the shares, was accounted as treasury shares.

U.S. dollars in thousands

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

During 2002, the Company collected the employee debt and therefore released he restrictions on the employee's ownership.

f. During 2001, the Company issued to the former shareholders and employees of Bridges for Islands 350,000 Ordinary shares at their par value and 133,094 options with an exercise price of $ 0.024 as result of the price protection mechanism described in Note 1b1.

g. Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in New Israeli Shekels ("NIS"). The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 13:- TAXES ON INCOME

a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The production facilities of Attunity and its subsidiary Attunity Software Services Ltd. ("ASS") have been granted "Approved Enterprise" status under the Investment Law.

In June 2000, Attunity Ltd. filed an application for a fourth investment program which has not been approved, yet the other three investment programs, which were approved in February 1998, April 1998 and November 2001, will expire in April 2006, November 2008 and December 2011, respectively.

As of December 31, 2002, the investments under June 2000 investment program remain in progress and has not been completed.

According to the provisions of the Law, Attunity Ltd. has elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, income derived from the "Approved Enterprise" will be tax-exempt for a period of two years commencing with the year it first earns taxable income, and will be taxed at 10% to 25%, based upon the percentage of foreign investment in Attunity for an additional period of five-eight years. The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the date of approval.

ASS has been granted status as an "Approved Enterprise" for two separate investment programs from 1991 and 1993 whereby it has elected to receive Government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the date of approval. In 1993, ASS received approval for an expansion of the aforementioned programs whereby it has elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, its income from the "Approved Enterprise" will be tax-exempt for a period of ten years commencing with the year it first earns taxable income.

U.S. dollars in thousands

NOTE 13:- TAXES ON INCOME (Cont.)

As of December 2002, ASS has not yet received final approvals for such programs.

If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an "Approved Enterprise". As of December 31, 2002, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

The Company's decision is not to distribute dividends, other than upon the liquidation of the Company.

As Attunity currently has no taxable income, the benefits have not yet commenced for all programs.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

Should Attunity or ASS derive income from sources other than the "Approved Enterprise" during the periods of benefits, such income shall be taxable at the regular corporate tax rate of 36%.

b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results of Attunity and its Israeli subsidiaries for tax purposes are measured and reflected in real terms of earnings in NIS after certain adjustments for increases in the Customer Price Index. As explained in Note 2b, the financial statements are presented in U.S. dollars. The difference between the annual change in the Israeli Customer Price Index and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

c. Tax benefits under the Law for the Encouragement of Industry (Taxation),1969:

Attunity and ASS are "industrial companies" under the above law and as such are entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment. It may also be entitled to deduct over three year period expenses incurred in connection with a public share offering and to authorize know-how acquired from third party.

U.S. dollars in thousands

NOTE 13:- TAXES ON INCOME (Cont.)

d. On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance ("the Amendment") was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees income.

The material consequences of the Amendment applicable to the Company include, among other things, imposing tax upon all income of Israel residents, individuals and corporations, regardless of the territorial source of income and certain modifications in the qualified taxation tracks of employee stock options.

e. Tax loss carryforwards:

Net operating loss carryforwards as of December 31, 2002 are as follows:

	$
Israel	27,533
United States *)	9,098
UK	2,240
Hong Kong	1,463
France	702
	$ 41,036

Net operating losses in Israel, UK and Hong Kong may be carried forward indefinitely. Net operating losses in the U.S. are available through 2021 and in France through 2006.

*) Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

f. Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,	
	2002	2001
Net operating loss carryforwards	$ 10,255	$ 10,069
Other	1,211	1,220
Total deferred tax asset before valuation allowance	11,466	11,289
Less - valuation allowance	(11,466)	(11,289)
Net deferred tax assets	$ -	$ -

U.S. dollars in thousands

NOTE 13:- TAXES ON INCOME (Cont.)

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

During fiscal year 2002, the Company increased the valuation allowance by $ 177 to $ 11,466.

g. Reconciliation:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of the Company and the actual tax expense, is as follows:

	Year ended December 31,		
	2002	2001	2000
Income (loss) from continued operations before income taxes, as reported in the consolidated statements of operations	$ 768	$ (15,449)	$ (29,359)
Theoretical tax expense (income tax benefit) computed at the rate applicable to the Company (1)	$ 276	$ (5,562)	$ (10,569)
Tax adjustments in respect of inflation in Israel and effect of different tax rates for foreign subsidiaries	(471)	(13)	(90)
Losses for which valuation allowance was provided	-	3,965	7,099
Utilization of operating carryforward tax losses	(227)	-	-
Nondeductible expenses including goodwill amortization, investment impairment and others	422	1,626	3,360
Tax withholding	264	386	-
Taxes on income (tax benefit)	$ 264	$ 402	$ (200)
(1) Statutory rate applicable to the Company	36%	36%	36%

h. Pre-tax income (loss):

	2002	2001	2000
Domestic	$ (1,753)	$ (13,548)	$ (29,062)
Foreign	2,521	(1,901)	(297)
	$ 768	$ (15,449)	$ (29,359)

NOTE 14:- IMPAIRMENT OF INVESTMENT AND OTHER ASSETS

	Year ended December 31,		
	2002	2001	2000
Impairment of capitalized software costs (see Note 5)	$ -	$ 2,386	$ -
Impairment of assembled workforce	-	272	-
Impairment of investment (see Note 1b2)	-	-	6,090
	$ -	$ 2,658	$ 6,090

U.S. dollars in thousands

NOTE 15:- DISCONTINUED OPERATIONS

In March 2001, the Board of Directors decided to reverse the acquisition of Medatech and VisOpt (see Note 1b(2)). As of December 31, 2000, the annulment of the acquisition of Medatech was accounted for as discontinued operations in accordance with APB No. 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" and EITF 95-18 "Accounting and Reporting for a Discontinued Business Segment When the Measurement Date Occurs After the Balance Sheet Date But Before the Issuance of Financial Statements"

The Company recognized the loss from the discontinued operations in 2000, in accordance with EITF 95-18 which stated that if a loss is expected from the planned disposal of a segment, the estimated loss, as determined in accordance with APB No. 30, should be recognized in the not yet issued financial statements for the period prior to the measurement date and the segment's operating results should be presented as discontinued operations.

As a result of the annulment of the Medatech agreement as mentioned above, the results of operations of Medatech were reported separately as discontinued operations in the statements of operations for the year ended December 31, 2000, and are summarized as follows:

	For the period from March 2, 2000 (date of acquisition) through December 31, 2000
Earnings from discontinued operations of a segment:	
Revenues	$ (3,871)
Cost of revenues	2,715
Research and development expenses	300
Selling, general and administrative expenses	657
Financial income, net	(21)
Income tax	74
Goodwill amortization	64
	(82)
Loss on disposal of segment:	
Impairment of goodwill	474
Loss from annulment of agreement	1,272
Predicted expenses in connection with the annulment agreement	560
Fair value of the shares which will be returned to the Company	(82)
	2,224
	$ 2,142

During 2001, the Company recorded income totaling $ 220, which resulted from the difference between the provision made in 2000 and the actual results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 16:- EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

a. Numerator:

	Year ended December 31,		
	2002	2001	2000
Net income (loss) from continued operations	$ 504	$ (15,851)	$ (29,159)
Net income (loss) from discontinued operations, net of income tax	-	220	(2,142)
Net income (loss)	$ 504	$ (15,631)	$ (31,301)
Numerator for basic and diluted net earnings (loss) per share from continued operations - income available to shareholders of Ordinary shares	$ 504	$ (15,851)	$ (29,159)
Numerator for basic and diluted net earnings (loss) per share from discontinued operations - income available to shareholders of Ordinary shares	$ -	$ 220	$ (2,142)
Numerator for basic and diluted net earnings (loss) per share - income available to shareholders of Ordinary shares	$ 504	$ (15,631)	$ (31,301)

b. Denominator:

	2002	2001	2000
Denominator for basic net earnings (loss) per share - weighted average number of Ordinary shares	14,697	11,666	9,844
Effect of dilutive securities: Employee stock options	28	*) -	*) -
Denominator for diluted net earnings (loss) per share - adjusted weighted average number of Ordinary shares, assumed exercise of options	14,725	11,666	9,844

*) The effect of the inclusion of the options and warrants in 2001 and 2000 would have been antidilutive

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

The Company manages its business on a basis of one reportable segment: computer software integration tools and application development tools (See Note 1a for a brief description of the Company's business). Total revenues are attributed to geographic areas based on the location of the end customers. This data is presented in accordance with Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131").

	Year ended December 31,		
	2002	2001	2000
Revenues from sales to unaffiliated customers:			
Israel	$ 2,576	$ 2,761	$ 3,231
United States	7,025	7,589	9,037
Europe	4,950	4,012	5,001
Far East	1,064	1,212	889
South America	1,500	1,066	-
Other	340	229	513
	$ 17,455	$ 16,869	$ 18,671

The Company's long-lived assets are as follows:

	December 31,	
	2002	2001
Israel	$ 12,467	$ 12,478
United States	274	470
Other	163	191
	$ 12,904	$ 13,139

Major customer's data as percentage of total sales:

	Year ended December 31,		
	2002	2001	2000
		%	
Customer A	10.3	-	-

U.S. dollars in thousands

NOTE 18:- SELECTED STATEMENTS OF OPERATIONS DATA

a. Research and development costs, net:

	Year ended December 31,		
	2002	2001	2000
Total costs	$ 3,618	$ 5,771	$ 5,554
Less - capitalized software development costs	(1,595)	(1,789)	(1,995)
	$ 2,023	$ 3,982	$ 3,559

b. Restructuring and other non-recurring charges:

	2002	2001	2000
Restructuring charges (1)	$ -	$ 1,326	$ -
Outcome of lawsuit (2)	810	-	-
Termination of lease (3)	290	-	-
Employment termination benefits (4)	467	-	-
Others	141	-	-
	$ 1,708	$ 1,326	$ -

(1) See also Note 1c.

(2) See also Note 19.

(3) During 2002, the Company's subsidiary in the United States ceased the use of its former lease facilities before the end of the agreement term, which will expire in September 2005.

The Company early adopted Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit Disposal Activities" ("SFAS No. 146"), which addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities.

According to SFAS No. 146, the Company recognized a one time charge in a total amount of $290 related to the costs that will continue to be incurred under the agreement for its remaining time, without economic benefit to the Company.

The one-time charge was measured at its fair value at the cease of use date based on the future remaining lease payments, reduced by estimated sublease rentals that could be reasonably obtained for those facilities.

(4) One time charge related to employment termination of Chief Executive Officer of the Company and few other employees during 2002.

U.S. dollars in thousands

NOTE 18:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c. Financial income, net:

	Year ended December 31,		
	2002	2001	2000
Financial income:			
Gain on trading marketable securities	$ -	$ -	$ 40
Interest and other income	69	142	411
Foreign currency translation differences	141	515	237
	210	657	688
Financial expenses:			
Interest	(69)	(304)	(57)
Foreign currency translation differences	-	(305)	(215)
	(69)	(609)	(272)
	$ 141	$ 48	$ 416

NOTE 19:- SUBSEQUENT EVENTS

On March 28, 2003 the court ruled against the Company in favor of SSF. The Judge awarded SSF liquidation damages in the amount of $ 603 plus interest from the date the complaint was filed, see also Note 11c.

The Company has appealed the decision.

At December 31, 2002, the Company recorded a one time charge in the amount of $ 810, related to the outcome of the lawsuit and its related expenses. The charge was included in restructuring and other non-recurring charges in the statement of operations.

- - - - - - - - - - - -

)11

SIGNATURES

THE REGISTRANT HEREBY CERTIFIES THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM 20-F AND THAT IT HAS DULY CAUSED AND AUTHORIZED THE UNDERSIGNED TO SIGN THIS ANNUAL REPORT ON ITS BEHALF.

ATTUNITY LTD
(REGISTRANT)

BY: ______________________
Arie Gonen, Chairman of the Board and
Acting Chief Executive Officer

BY: ______________________
Ofer Segev, Chief Financial Officer and
Chief Operating Officer

Dated: June 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD
(Registrant)

By ______________________
Arie Gonen
Chairman

Date: December 11, 2003